Table of Contents

Filed Pursuant to Rule 253(g)(1)

File No. 024-12316

OFFERING CIRCULAR

Tocca Life Holdings, Inc.

100,000,000 Units

Each Unit Consisting of 3 Shares of Common Stock

and 2 Warrants to Purchase One Quarter Share Each of Common Stock

Exercisable at $0.025 Per Warrant

By this Offering Circular, Tocca Life Holdings, Inc., a Nevada corporation, is offering for sale a maximum of 100,000,000 units of its securities (the “Units”) at a fixed price of $0.02 per Unit (the price to be fixed by a post-qualification supplement), with each Unit consisting of 3 shares of common stock (the “Common Stock”) and 2 warrants (each, a “Warrant”) to purchase one-quarter share each of Common Stock (each, a “Warrant Share”) exercisable at $0.025 per Warrant, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”).

A minimum purchase of $5,000 of the Units is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Units that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Units will not be entitled to a refund and could lose their entire investments.

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Units.

We estimate that this offering will commence within two days of the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Units	Price to Public	Commissions(1)	Proceeds to Company(2)
Units(3)	100,000,000	$0.02	$-0-	$2,000,000](4)
(1)	We do not intend to offer and sell the Units through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer of finder, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”
(3)	Each Unit consists of 3 Shares of Common Stock and 2 Warrants to purchase one-quarter Warrant Share exercisable at $0.025 per Warrant.
(4)	Does not include up to $5,000,000 in additional proceeds from the exercise of all of the Warrants included in the Units. There is assurance that any of the Warrants will be exercised.

Our Common Stock is quoted in the over-the-counter under the symbol “TLIF” in the OTC Pink marketplace of OTC Link. On August 28, 2023, the closing price of our Common Stock was $0. 01712 per share.

Investing in the Units is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Preferred Stock, which preclude current and future owners of our Common Stock, including the Units, from influencing any corporate decision. Each share of Series A Preferred Stock has voting rights equal to 1,000,000 votes. Our directors, as the owners of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Units”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Units.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to Qualified Purchasers” (page 17). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is August 29, 2023.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our Common Stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Tocca Life Holdings, Inc., a Nevada corporation, including its subsidiaries.

Our Company

TOCCA Life Holdings, Inc. is a Nevada corporation formerly known as Teliford, Inc., T-Bay Holdings, Inc. and Golden Quest, Inc. In approximately 2015, our company ceased operations and was designated as a shell company until 2021. In 2021, our company entered and exited a custodianship in the Nevada Eighth District Court.

In February 2023, we acquired Be Climbing Inc., which is to construct its first rock climbing gym on seven acres owned by it in Apopka, Florida. This project is currently in the permitting stage. We plan to open additional Be Climbing locations throughout the United States, as capital permits. Upon our acquisition of Be Climbing, our company exited “shell company” status.

Effective May 31, 2023, we acquired 100% of Aiguille Rock Climbing Center, Inc. (“Aiguille”), an operating rock climbing gym located in Longwood, Florida.

The company also owns additional income producing properties located in Central Florida. (See “Business”).

Offering Summary

Securities Offered	100,000,000 Units, with each Unit consisting of 3 Shares of Common Stock and 2 Warrants to purchase one-quarter Warrant Share each at $0.025.
Offering Price	$0.02 per Unit.
Shares of Common Stock Outstanding Before This Offering	91,653,125 shares issued and outstanding as of the date hereof.
Shares of Common Stock Outstanding After This Offering	441,653,125 shares issued and outstanding, assuming (1) the sale of all of the Units hereunder and (2) the exercise of all Warrants included in the Units.
Minimum Number of Units to Be Sold in This Offering	None.
Disparate Voting Rights	Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our Common Stock, including the Warrant Shares, from influencing any corporate decision. Each share of Series A Preferred Stock has voting rights equal to 1,000,000 votes. Our officers and directors own of all of the outstanding shares of the Series A Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Units” and (“Security Ownership of Certain Beneficial Owners and Management”).
Investor Suitability Standards	The Units may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.
Market for our Common Stock	Our Common Stock is quoted in the over-the-counter market under the symbol “TLIF” in the OTC Pink marketplace of OTC Link.
Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.
Use of Proceeds	We will apply the proceeds of this offering for engineering, architectural and professional fees, marketing, inventory, construction costs, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors	An investment in the Units involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Units.
Corporate Information	Our principal executive offices are located at 2180 N. Park Avenue, Suite 200, Winter Park, Florida 32789; our telephone number is (407) 674-9444; our corporate website is located at www.beclimbing.com. No information found on our company’s website is part of this Offering Circular.

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Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

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RISK FACTORS

An investment in the Units involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Units. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

Rule 144 safe harbor is unavailable for the resale of shares issued by us, unless and until we have ceased to be a shell company and have satisfied the requirements of Rule 144(i)(1)(2). Be Climbing is engaged in active business operations and Aiguille has an operating history of over 20 years: we have exited “shell company” status. However, pursuant to Rule 144, one year must elapse from the time a “shell company,” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a “shell company” and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144.

The term “Form 10 information” means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144. The Form 10 information is deemed filed when the initial filing is made with the SEC. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at any time previously a reporting or non-reporting shell company, like our company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our Common Stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our Common Stock, when and if we trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Further, investors should be aware of, and consider carefully, each of the following:

•	the Units, including the securities included in the Units, sold in this offering can be resold only through an effective resale registration statement under the Securities Act or pursuant to an available exemption from registration;

•	following the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part, our company will not be subject to the reporting requirements of the Exchange Act; and

•	before Rule 144(i) would be potentially available for resales of any securities of our company, we will be required to file a registration statement under the Exchange Act and become subject to the reporting requirements of the Exchange Act and file the required Exchange Act reports for the requisite period of time (i.e., one year).

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For a significant period of time prior to our February 2023 acquisition of BeClimbing, we identified ourselves as a “shell company,” as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. We have emerged from “shell company” status, due to the fact that Be Climbing in an ongoing business and Aiguille has an operating history of over 20 years. There is, however, no assurance that we will ever earn a profit. Further, any losses reported by us in the future could cause the quoted price of our Common Stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

We do not have a successful operating history. Until February 2023, we had not engaged in active business operations for several years, which makes an investment in the Units highly speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;

•	our ability to execute our business strategies;

•	our ability to manage our expansion, growth and operating expenses;

•	our ability to finance our business;

•	our ability to compete and succeed in a competitive industry; and

•	future geopolitical events and economic crisis.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

Our financial statements are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. We are not required to have our financial statements audited by a firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”). As such, we do not have a third party reviewing the accounting. We may also not be up to date with all publications and releases released by the PCAOB regarding accounting standards and treatments. This circumstance could mean that our unaudited financials may not properly reflect up to date standards and treatments, resulting in misstated financial statements.

In the past, we have not filed our periodic reports in a timely manner. During the five years prior to September 2021, our company did not timely file all required periodic reports with the OTC Markets. Since September 2021, we have filed all required periodic reports with OTC Markets and our management intends to remain in compliance our filing obligations in the future. However, there is no assurance that we will be successful in this regard.

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Should we fail to remain current in our filing obligations, investors in our Common Stock would be deprived of important current information concerning our company upon which to evaluate their investments, including, without limitation:

•	our financial condition and operating results;

•	our ongoing and anticipated future business operations and plans;

•	changes to our management personnel;

•	changes to our capital structure, including changes to shareholder voting rights; and

•	transactions between our company and our affiliates.

In addition, should we fail to remain current in our filing obligations, investors in our Common Stock could experience significant diminution in the value of their shares. This loss of value could be experienced in a number of ways, which include:

•	A loss of market liquidity for our Common Stock due to being designated a “limited information” company by OTC Markets, as indicated by a “YIELD” or “STOP” sign on OTCMarkets.com, or being relegated to the “Expert Market” by OTC Markets.

•	An inability of an investor in our Common Stock to sell such investor’s shares through a brokerage account, due to our company’s having been designated a "limited information" company by OTC Markets.

In these or similar circumstances, an investor in our Common Stock could lose such investor’s entire investment.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our Chief Executive Officer; the loss of this executive could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our real estate business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Stephen W. Carnes. The loss of service of Mr. Carnes, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into an employment agreement with Mr. Carnes. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

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Our business plan depends on marketing of our rock climbing centers, which may not be accepted in the marketplace. Our industry is extremely competitive and we have yet to attain any market share. In order to achieve successful operations, we will depend on effective marketing to achieve market share. We do not employ a marketing agency. Employing a greater number of marketing personnel or a marketing agency would require greater financial resources than we currently possess. Unless we are able to address these limitations in our marketing capabilities, you may expect our revenues to be limited and we may have difficulty staying in business. Under such circumstances, our Common Stock cannot be expected to gain in value.

We are an early-stage company with an unproven business model and our business may not become profitable. We are an early-stage company with a limited operating history upon which you can evaluate our business. We have very limited historical financial data. As a result of these factors, the revenue and income potential of our business is unproven, and we have only a limited operating history upon which to base an evaluation of our current business and future prospects. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Early-stage companies in new and rapidly evolving markets such as ours frequently encounter risks, uncertainties, and difficulties, including those described in this section. We may not be able to successfully address any or all of these risks. Failure to adequately address such risks could cause our business, financial condition, results of operations and prospects to suffer.

Our revenues are susceptible to declines as a result of unfavorable economic conditions. Economic downturns could affect our industry more severely than other industries. A decrease in our revenue could pose a challenge to our cash generation from future operations.

Our financial condition could be adversely affected if our available liquidity is insufficient. If our business is significantly adversely affected by further deterioration in the economic environment or otherwise, it could lead us to seek new or additional sources of liquidity to fund our needs. Currently, for a non-investment-grade company such as ours, the capital markets are challenging, with limited available financing and at higher costs than in recent years. There can be no guarantees that we would be able to access any new sources of liquidity on commercially reasonable terms or at all.

We may lose or fail to attract and retain key employees and management personnel. As we expand our operations, our employees will be extremely important assets. An important aspect of our competitiveness will be our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, and could be adversely affected by our financial or market performance.

We currently have limited management and staff, which could limit our ability to effectively seize market opportunities and grow our business. Our operations are subject to all of the risks inherent in a growing business enterprise, including the likelihood of operating losses. As a smaller company with a limited operating history, our success will depend, among other factors, upon how we manage the problems, expenses, difficulties, complications and delays frequently encountered in connection with the growth of a new business, products and channels of distribution, and current and future development. In addition, as a company with a limited operating history and limited management and staff to grow our business and manage the risks inherent in a growing business enterprise, these factors could limit our ability to effectively seize market opportunities and grow.

Our ability to grow our business may depend on developing a positive brand reputation. Establishing and maintaining a positive brand reputation is critical to attracting new customers. If we are unable to establish, maintain and enhance our brand reputation and customer satisfaction, our ability to attract new customers will be harmed.

Investors may lose their entire investment if we fail to reach profitability. We have never earned a profit. We cannot guarantee that we will be successful in accomplishing our objectives. To date, we have incurred losses and will continue to do so in the foreseeable future. Investors should therefore be aware that they may lose their entire investment in the Units.

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Litigation or legal proceedings could expose us to significant liabilities and damage our reputation. We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distracting of management’s attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. We caution you that actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Our operating expenses could increase without a corresponding increase in revenues. Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on an investment in the Units. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our lack of adequate directors and officers liability insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. In the future, we may be subject to litigation, including potential class action and shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors, should they be subject to legal action based on their service to our company, could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Introduction of new products and services and/or the construction of new facilities by competitors could harm our competitive position and results of operations. The market for our rock climbing center is characterized by significant competition from an array of fitness-related businesses, as well as other non-fitness entertainment businesses. Our future success will depend on our ability to attract customers to our rock climbing facilities. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

Our computer systems and those of third parties used in our operations are vulnerable to cybersecurity risks, including computer viruses, physical or electronic break-ins and similar disruptions. Any attempt by hackers to obtain our data or intellectual property, disrupt our operations, or otherwise access to our systems, or those of associated third parties, if successful, could harm our business, be expensive to remedy and damage our reputation. We will implement certain systems and processes to thwart hackers and protect our data and systems. Any significant disruption to our business operations could result in a loss of customes and adversely affect our business and results of operation.

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If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the our brand or intellectual property may be diminished, and our business adversely affected. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our company may be diminished, competitors may be able to more effectively mimic our technologies and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Risks Related to Securities Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our Common Stock is not registered under the Exchange Act and we do not intend to register our Common Stock under the Exchange Act for the foreseeable future; provided, however, that we will register our Common Stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our Common Stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s Common Stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our Common Stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

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Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Units

The outstanding shares of our Series A Preferred Stock preclude current and future owners of our Common Stock from influencing any corporate decision. Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our Common Stock, including the Common Stock included in the Units and the Common Stock underlying the Warrants, from influencing any corporate decision. Each share of the Series A Preferred Stock allows the holder 1,000,000 votes per share of Series A Preferred Stock. Our officers and directors own all of the outstanding shares of our Series A Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We are authorized, in the sole discretion of our Board of Directors, to issue shares of preferred stock that possess rights superior to those of our Common Stock. In addition to our currently outstanding shares of Series A Preferred Stock and Series B Preferred Stock, our Board of Directors is authorized to designate additional series of preferred stock that possess rights superior to those of our Common Stock.

Series B Preferred Stock. The outstanding shares of Series B Preferred Stock possess significant conversion rights. As of the date of this Offering Circular, our officers and directors own all of the outstanding shares of Series B Preferred Stock. Each share of the Series B Preferred Stock has a face value of $100 and allows the holders to convert into shares of common stock at a price of $0.008 per share. The effect of the rights of conversion of the Series B Preferred Stock is that, upon the conversion, the then-holders of the Series B Preferred Stock, as a group, would be issued a total of 62,500,000 shares of Common Stock. (See “Dilution—Ownership Dilution”).

There will be no market for the Warrants included in the Units. There is currently no market for the Warrants and none is expected in the future. The Company does not intend to take any action that would serve to create a market for the Warrants. Unless and until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, purchasers of Units in this offering should not expect to earn any profit on their investment in the Warrants.

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Holders of Warrants have no rights as a shareholder. Unless and until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights as a shareholder of our company with respect to the Warrant Shares underlying such Warrants. Upon exercise of Warrants, a holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

There is no minimum offering and no person has committed to purchase any of the Units. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Units or that we will sell enough of the Units necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Units.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our Common Stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Common Stock, which could negatively affect the market price of our Common Stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Units. Because the market for our Common Stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Units.

We do not intend to pay dividends on our Common Stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our Common Stock will receive cash, stock or other dividends on their shares of our Common Stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of Common Stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our Common Stock and investors may find it difficult to sell their shares. Trades of our Common Stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

The market price for our Common Stock has been, and may continue to be, highly volatile. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our Common Stock will continue. The price of our Common Stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of investors;

•	changes in expectations as to our future financial performance, including financial estimates by investors;

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•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;

•	changes in our capital structure;

•	announcements of innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	lack of success in the expansion of our business operations;

•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	asset impairment;

•	temporary or permanent inability to offer our products and services; and

•	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Units, including the exercise price of the Warrants, does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Units, including the exercise price of the Warrants, should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our Common Stock is subject to price volatility unrelated to our operations. The market price of our Common Stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our Common Stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our Common Stock.

You will suffer dilution in the net tangible book value of the Common Stock included in the Units you purchase in this offering. If you acquire any Units, you will suffer immediate dilution, due to the lower book value per share of our Common Stock compared to the purchase price of the Common Stock, including the Warrant Shares, in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

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DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion of the outstanding shares of Series B Preferred Stock into 62,500,000 shares of Common Stock. The conversion of the outstanding shares of Series B Preferred Stock into shares of our Common Stock would cause then-holders of our Common Stock to incur dilution in their ownership of our company. (See “Risk Factors—Risks Related to a Purchase of the Units,” “Description of Securities” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our Common Stock in this offering represents the difference between the amount per share paid by purchasers of the Units in this offering for the shares of Common Stock included in the Units and the shares of Common Stock underlying the Warrants included in the Units, and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Units in this offering, your investment in the shares of Common Stock included in the Units and the shares of Common Stock underlying the Warrants included in the Units (the exercise of which is assumed in this section) will be diluted to the extent of the difference between your purchase price per share of Common Stock and the net tangible book value of our Common Stock after this offering. Our net tangible book value as of May 31, 2023, was $(1,856,412) (unaudited), or $(0.015) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution (relative to the Common Stock) to purchasers of Units in this offering, on a pro forma basis, assuming (A) 100%, 75%, 50% and 25% of the Units are sold at a per Unit price of $0.02 (a $0.0067 per share price).

Assuming the Sale of 100% of the Units
Assumed offering price per share included in the Units	$0.0067
Net tangible book value per share as of May 31, 2023 (unaudited)	$(0.0150)
Increase in net tangible book value per share after giving effect to this offering	$0.0297
Pro forma net tangible book value per share as of May 31, 2023 (unaudited)	$0.0147
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.0000

Assuming the Sale of 75% of the Units
Assumed offering price per share included in the Units	$0.0067
Net tangible book value per share as of May 31, 2023 (unaudited)	$(0.0150)
Increase in net tangible book value per share after giving effect to this offering	$0.0317
Pro forma net tangible book value per share as of May 31, 2023 (unaudited)	$0.0167
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.0000

Assuming the Sale of 50% of the Units
Assumed offering price per share included in the Units	$0.0067
Net tangible book value per share as of May 31, 2023 (unaudited)	$(0.0150)
Increase in net tangible book value per share after giving effect to this offering	$0.0349
Pro forma net tangible book value per share as of May 31, 2023 (unaudited)	$0.0199
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.0000

Assuming the Sale of 25% of the Units
Assumed offering price per share included in the Units	$0.0067
Net tangible book value per share as of May 31, 2023 (unaudited)	$(0.0150)
Increase in net tangible book value per share after giving effect to this offering	$0.0407
Pro forma net tangible book value per share as of May 31, 2023 (unaudited)	$0.0257
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.0023

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming (1) the sale of 25%, 50%, 75% and 100% of the Units at a per Unit price of $0.02 (a $0.0067 per share price), (b) the exercise of all of the Warrants included in the Units and (c) assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Units in this offering.

	Assumed Percentage of Units Sold in This Offering (assuming all Warrants are exercised)
	25%	50%	75%	100%
Common Stock sold	87,500,000	175,000,000	262,500,000	350,000,000
Gross proceeds	$1,752,500	$3,505,000	$5,257,500	$7,010,000
Offering expenses	20,000	20,000	20,000	20,000
Net proceeds	$1,732,500	$3,485,000	$5,237,500	$6,990,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming (a) the sale of 25%, 50%, 75% and 100% of the Units are sold at a per Unit price of $0.02 (a $0.0067 per share price) and (b) the exercise of all of the Warrants included in the Units. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Units Sold in This Offering (assuming all Warrants are exercised)
	25%	50%	75%	100%
Engineering and Architectural Fees	$117,750	$236,500	$355,250	$449,000
Construction Costs	$790,500	$1,593,000	$2,395,500	$3,398,000
Marketing	$58,875	$118,250	$177,625	$224,500
Legal and Accounting	$58,875	$118,250	$177,625	$224,500
Inventory	$235,500	$473,000	$710,500	$898,000
Other Professional Fees and Compensation	$117,750	$236,500	$355,250	$449,000
General and Administrative	$117,750	$236,500	$355,250	$449,000
Working Capital	$235,500	$473,000	$710,500	$898,000
Total Net Proceeds	$1,732,500	$3,485,000	$5,237,500	$6,990,000

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 100,000,000 Units on a best-efforts basis, at a fixed price of $0.02 per Unit.

Each Unit consists 3 shares of Common Stock and two (2) Warrants to purchase one-quarter share each of Common Stock exercisable at $0.025 per Warrant. Any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Units that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Units in this offering through the efforts of our Chief Executive Officer, Stephen Carnes. Mr. Carnes will not receive any compensation for offering or selling the Units. We believe that Mr. Carnes is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Carnes:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:

•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Units. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8% of the gross offering proceeds from their sales of the Units. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Units effected by the broker-dealer.

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Procedures for Subscribing

If you are interested in subscribing for Units in this offering, please submit a request for information by e-mail to Mr. Carnes at: steve@beclimbing.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Units, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the securities comprising the Units subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the securities comprising the Units will be issued as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Units subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $10,000 of the Units in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

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State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Units have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan to sell the Units in as many states as this offering is able to be qualified. In the case of each state in which we sell the Units, we will qualify the Units for sale with the applicable state securities regulatory body or we will sell the Units pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Units to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Units may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Units

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will issue such investor’s purchased Units, which means we will (1) issue the shares of Common Stock included in the purchased Units in book-entry form and (2) deliver to the investor a Warrant included in the purchased Units.

Transferability of the Units

The Units, including the Common Stock, the Warrants and the Warrant Shares underlying the Warrants that comprise the Units, will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of our company, this offering or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 3,000,000,000 shares of Common Stock, $.001 par value per share; and (b) 100,000,000 shares of preferred stock, $.001 par value per share, of which (1) 1,000 shares are designated Series A Preferred Stock and (2) 10,000 shares are designated Series B Preferred Stock.

As of the date of this Offering Circular, there were (x) 91,653,125 shares of our Common Stock issued and outstanding held by 344 holders of record; (y) 1,000 shares of Series A Preferred Stock were issued and outstanding held by two (2) holders of record; and (z) 10,000 shares of Series B Preferred Stock were issued and outstanding held by two (2) holders of record.

Units

Each Unit offered hereunder consists 3 shares of Common Stock and two (2) Warrants to purchase one-quarter share each of Common Stock exercisable at $0.10 per Warrant

Common Stock

General. The holders of our Common Stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series A Preferred Stock

Each share of the Series A Preferred Stock allows the holder 1,000,000 votes per share of Series A Preferred Stock. The Series A Preferred Stock has no conversion feature or provision.

Series B Preferred Stock

Each share of the Series B Preferred Stock has a face value of $100 and allows the holders to convert into shares of common stock at a price of $0.008 per share.

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Warrants

Warrants Included in the Units. Each of the Warrants included in the Units entitles its holder to purchase one-quarter Warrant Share of Common Stock at an exercise price of $0.025. The Warrants are exercisable for a period of two years from their respective issuance dates, with the exercise price being adjustable in certain events, including stock dividends and stock splits.

2023 Warrant Plan. In February 2023, our Board of Directors, with the approval of the majority of the shareholders, adopted and approved the “2023 Warrant Plan,” to be effective February 28, 2023. The 2023 Warrant Plan allows for a maximum aggregate of 100,000,000 shares of common shares to be reserved and available for issuance pursuant to the plan. Warrants issued under the 2023 Warrant Plan expire six (6) years after they are issued and have an equity blocker provision that limits their exercise to the extent any such exercise would cause the holder to own more than 4.99% of our issued and outstanding Common Stock.

On February 28, 2023, the Company issued 50,000,000 warrants (the “February 2023 Warrants”) to purchase a like number of shares of Common Stock to a shareholder of Be Climbing in exchange for such shareholder’s 297,000 shares of Class A Common Stock in Be Climbing. The February 2023 Warrants are exercisable at a price that has yet to be determined by our Board of Directors.

Dividend Policy

We have never declared or paid any dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Pacific Stock Transfer Co. (a Securitize Company), 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119, as the transfer agent for our Common Stock. Pacific Stock Transfer’s website is located at: www.securitize.io/pacific-stock-transfer. No information found on Pacific Stock Transfer’s website is part of this Offering Circular.

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BUSINESS

History

TOCCA Life Holdings, Inc. (“we”, “us”, “our”, “TOCCA Life”, or the “Company”) is a Nevada corporation formerly known as Teliford, Inc., T-Bay Holdings, Inc., and Golden Quest, Inc. In approximately 2015, the Company ceased operations and was designated as a shell company until 2021. On June 23, 2021, in efforts to revive the Company, G. Reed Petersen was appointed custodian of the corporation by the Nevada Eighth District Court, pursuant to NRS 78.347, in case number A-21-832258-P.

Following his appointment as director of the corporation, Mr. Petersen executed board resolutions authorizing the issuance of Series A Convertible Preferred Stock to Mr. Petersen, and the corporation’s reorganization, including the redomicile to Oklahoma, the effectuation of a holding company reorganization, and the redomicile back to Nevada under the name Teliford, Inc. Following the holding company reorganization, Teliford filed an amendment to its Certificate of Incorporation on July 29, 2021 to provide for the issuance of Series A Convertible Preferred Stock, and enabling Mr. Petersen to exchange his 10,000,000 shares of Teliford Common Stock for 1,000,000 shares of Teliford Series A Convertible Preferred Stock. Teliford then formed a new Nevada corporation on August 10, 2020, under the name Teliford, with substantially the same provisions in its articles of Incorporation as the parent Oklahoma corporation. The Oklahoma parent then redomiciled in Nevada in accordance with an Agreement of Merger as effectuated with filings in Nevada and Oklahoma.

Pursuant to this final transaction, on August 10, 2021 the name of the Nevada corporation was changed to “Teliford, Inc.,” the 1-for-1000 reverse stock split effected by the redomicile into Oklahoma was unwound, resulting in there being once again 100,019,840 outstanding shares of Common Stock, and 1,000,000 shares of Series A Convertible Preferred Stock owned by Mr. Petersen. Also, on August 10, 2021, the Company changed its year end to 8/31. The remaining subsidiary, Merger, was disposed of to an unaffiliated party.

On August 10, 2021, Mr. Petersen agreed to sell 500,000 shares of the Preferred to each of Real Transition Capital, LLC and Altus Advisors, LLC, and the corporation sold 4.5 million new shares of common stock to 4 persons, including Mr. Petersen, for par value.

On February 17, 2022, the Company filed an amendment to the articles of incorporation with the state of Nevada, changing its name from Teliford, Inc. to TOCCA Life Holdings, Inc.

Change-in-Control Transaction

On January 25, 2023, there occurred a change in control of our company. On such date, (1) Stephen W. Carnes, our CEO and a Director, purchased 500 shares of our Series A Preferred Stock, 5,000 shares of our Series B Preferred Stock and (c) 3,879,384 shares of our Common Stock from Real Transition Capital, LLC for $75,000 in cash; and (2) Leonard and Elizabeth Greene Family Trust, a trustee of which is Leonard Greene, a Director of our company, purchased 500 shares of our Series A Preferred Stock, 5,000 shares of our Series B Preferred Stock and (c) 3,879,384 shares of our Common Stock from Altus Advisors, LLC. Upon the closings of these transactions, Mr. Carnes and Mr. Greene were appointed as Directors of our company and Mr. Carnes was appointed as our Chief Executive Officer.

Corporate Information

Our principal executive offices are located at 2180 N. Park Avenue, Suite 200, Winter Park, Florida 32789; our telephone number is (407) 674-9444; our corporate website is located at www.beclimbing.com. No information found on our company’s website is part of this Offering Circular.

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Recent Events

Change in Shell Status to a Non-Shell Company. On February 28, 2023, the Company engaged in a reverse merger with Be Climbing. Directly prior to the reverse merger, TOCCA Life was a Shell Company. As a result of the reverse merger the Company has changed its status and is no longer a Shell Company. Immediately following the reverse merger with Be Climbing, TOCCA Life was no longer a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”). The effective date of the change in Shell Company status was February 28, 2023.

The Company is no longer a “shell company” inasmuch as Be Climbing and Aiguille have substantial operations and assets as well as a defined and sustainable business plan.

Acquisition of Aiguille. On May 31, 2023, the Be Climbing, the Company’s wholly-owned subsidiary, acquired 100% of the outstanding shares and all of the assets of Aiguille Rock Climbing Center (“Aiguille”), Inc. located in Longwood, Florida.

Aiguille is considered to be a pillar in the rock climbing community and has been serving the Central Florida climbing community since 1997. Aiguille is a thriving climbing center offering 10,000 square feet of climbing area with bouldering, top rope, and auto-belay features within the gym. Aiguille has offerings for a wide range of climbing experience, from new climber to seasoned veteran. The acquisition of Aiguille is highly complementary to the Company's goals and is directly in line with the business plan of Be Climbing, and as a result the Company is poised for growth and expansion within the industry.

Our Business

Be Climbing. Be Climbing immediately began to implement its plans once it secured its initial funding with efforts underway to secure the total amount of capital required in short order. Once the remaining capital is secured, the plans to finalize the facility and develop recognition in the market will begin. Be Climbing has already a 7-acre property in Central Florida on which to the initial rock climbing facility will be located, and has begun investing in some initial capital expenditures related to the infrastructure required for this facility.

Some key market dynamics drive Be Climbing’s interest in this market and present significant opportunities for us:

•	Across the US, indoor climbing gyms have become a popular location for adults and children to exercise and socialize. One of the key attributes of a climbing gym is that a person does not need to have previous climbing experience in order to be a customer. This allows climbing gyms to draw customers from nearly every demographic.

•	Many climbing gyms feature yoga classes and the familiar banks of ellipticals, treadmills, free weights and more. For users of these facilities, it means a climbing workout one day and an offsetting yoga class the next, but all under the same membership.

•	The U.S. is one of the world’s fastest-growing, most resilient fitness markets in the world. It generates the highest amount of revenue in the industry and shows no signs of slowing. The fitness training programs and growing consumer awareness regarding the health benefits associated with yoga and palate fitness activities are expected to remain key driving factors for the market.

•	The indoor rock climbing industry is exploding with growth after the sport made its first debut in the 2020 Tokyo Olympic Games, which took place in 2021 due to the pandemic. Rock Climbing has now officially been added as an Olympic sport and will be part of the program in both the upcoming Paris 2024 and Los Angeles 2028 Olympic Games.

General health consciousness, interest in a wide variety of fitness-related activities (yoga, cross training, functional fitness, etc.) are key drivers for growth in our market segment. The market demographics in the Orlando vicinity as well as the opportunity to make Be Climbing a “destination attraction” are key to the success of the Be Climbing strategy.

Aiguille. Aiguille Rock Climbing Center is located in Longwood, Florida. Aiguille is considered a pillar in the rock climbing community and has been serving the Central Florida climbing community since 1997. Aiguille is a thriving climbing center offering 10,000 square feet of climbing area with bouldering, top rope, and auto-belay features within the gym. Aiguille has offerings for a wide range of climbing experience, from new climber to seasoned veteran. The acquisition of Aiguille is highly complementary to the Company's goals and is directly in line with the business plan of Be Climbing, and as a result the Company is poised for growth and expansion within the industry.

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Marketing

Our marketing strategies with respect to Aiguille and, when opened, Be Climbing, include:

•       Search Engine Optimization (SEO) of our Website: SEO will be employed as it will bring our website at the top positions in natural search queries on widely used search engines like Google, and Bing.

•       Google AdWords: We will start different campaigns including text-based search ads, graphic display ads and YouTube video ads in order to reach our targeted audience(s) with AdWords.

•       Social Media Channels: We will use different social media networks such as Facebook, Twitter, and Instagram etc. to market our services. It is important that we use these platforms to their full potential to help us advertise our offerings and connect with potential customers. For the promotion of our business, we will run area specific campaigns on different social media channels.

•       Reviewing the Reviewers: As we know that online reviews can make or break the business image. So, we will be aware of what is being said about our offerings. We will immediately address bad reviews.

•       Email Marketing: We will hire experienced freelancers for direct mailing to individuals and businesses.

Our future marketing strategies will include blogging, affiliate marketing, placing signboards and banners, referral marketing and discounts, word of mouth and conducting philanthropic activities.

Competition

In the Orlando, Florida, area, Aiguille currently faces, and Be Climbing in the future will face, direct competition from two other indoor rock climbing facilities: On The Edge and Rock Hard Fitness.

The following provides a comparison of the current competitive offerings of On The Edge, Rock Hard Fitness and Aiguille:

	On The Edge	Rock Hard Fitness	Aiguille
Introduction	It offers a fun and exciting environment where people can come to climb and come in shape or just hang out with other climbing addicts and fitness enthusiasts.	Rock Hard Fitness is a multi-discipline fitness facility for all ages and abilities.	It first opened its doors on December 6, 1997, becoming the first dedicated indoor rock climbing center in Central Florida.
Offerings	❖ Group Events ❖ Birthday Parties ❖ Team Building ❖ Youth Group / Lock-Ins ❖ Youth Programs ❖ Yoga / Pilates Classes ❖ Rocks and Ropes Program	❖ Rock Hard Fitness ❖ Showers ❖ Dance Room ❖ Weight Training ❖ Athletic Performance Training ❖ Yoga Training	❖ Climbing Walls ❖ Yoga ❖ Free Weight ❖ Fitness Training ❖ Group Event Hosting
Strengths	❖ It has kid zones to facilitate family fitness practices	❖ It offers a recurring 10% discount ❖ It has maintained an online account management, payment, and fitness session tracking service ❖ It offers personal, one-on-one training classes	❖ It has designed attractive membership programs ❖ It is the first dedicated indoor rock climbing center in Central Florida ❖ It is constantly producing new and exciting climbing routes
Social Media Focus	High	Moderate	Moderate

There is no assurance that Aiguille and Be Climbing will be able to compete effectively in the Orlando market.

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Intellectual Property

We rely, and expect to continue to rely, on a combination of confidentiality agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent, if applicable, and trade secret protection laws, to protect our proprietary rights.

Government Regulation

We are subject to a limited variety of local and state regulations, none of which is expected to have a material impact on our operations.

Litigation

On February 17, 2023, the Company filed a lawsuit for declaratory relief, seeking an order declaring as void a total of 34,504,867 shares of common stock of the Company held by Emma Heffernan (8,010,000 shares), Robert Duncan (7,000,000 shares), Patrick Murphy (7,000,000 shares), International Monetary (5,500,000 shares), Ian Harris (3,986,550 shares), Steven Sherlip (2,008,317 shares) and Anthony Fabrizo Jr. (1,000,000 shares) (collectively the “Defendants”), as these shares were not properly acquired through any consideration, but that they were issued as a result of accounting errors and/or otherwise issued improperly. On June 9, 2023, the judge in Hamilton Superior Court, ruled that the Motion for Entry of Default Judgement was granted. All 34,504,867 shares of common stock owned by the Defendants were cancelled.

We have no current, pending or threatened legal proceedings or administrative actions either by or against us.

Facilities

We occupy approximately 700 square feet of office space located at 2180 Park Avenue North, Unit 200, Winter Park, Florida 32789, which is a location occupied by various businesses associated with our CEO, Stephen W. Carnes, and serves as our company’s headquarters. We pay $2,000 per month in rent. We do not currently have a lease agreement in place for this location.

Be Climbing owns the following properties: (1) a seven-acre parcel of land located in Apopka, Florida, slated for the development of Be Climbing’s initial climbing center; and (2) a single residential property located in Winter Park, Florida, which is currently and generating monthly rental revenue.

Aiguille Rock Climbing Center leases a 10,000 square foot facility in Longwood, Florida. We are in the process of renegotiating a five-year lease with the landlord. Aiguille currently pays $11,090 per month in rent.

Employees

As of the date of this Offering Circular, we have __ full-time employees, including our executive officers. None of our employees is represented by a union. We believe our employee relations to be excellent.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Basis of Presentation

Effective February 28, 2023, our company acquired Be Climbing, Inc. (Be Climbing). Until our acquisition of Be Climbing, our company identified itself as a “shell company.” Effective with our acquisition of Be Climbing on February 28, 2023, our company began to engage in active business operations and emerged from “shell company” status, as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. (See “Risk Factors—Risks Related to Our Company”).

In addition, effective May 31, 2023, our company acquired Aiguille Rock Climbing Center, Inc. (Aiguille), a long-standing rock climbing center located in Longwood, Florida. The historical unaudited financial statements and related notes of Aiguille are included in this Offering Circular.

Because our company was an inactive “shell company” for several years prior to February 28, 2023, the date we acquired Be Climbing, this section presents information concerning Be Climbing for the periods and as of the dates indicated. This information includes Be Climbing’s financial results, as well as narrative descriptions thereof. In addition, where appropriate, this section presents pro forma financial information, which assumes our company’s acquisition of Be Climbing had occurred on certain prior dates, as indicated.

Results of Operations

Nine Months Ended May 31, 2023 (“Interim 2023”) and 2022 (“Interim 2022”). During Interim 2022 and for substantially all of Interim 2023, we were an inactive “shell company” and, as such, had no operations.

Effective February 28, 2023, we acquired Be Climbing. Effective May 31, 2023, we acquired Aiguille. All available capital will be applied to the execution of our overall business plan of constructing new and/or acquiring existing rock climbing centers. In order to support the increased expenses associated with these acquisitions, we will be required to obtain operating capital. The primary expected source for such needed funding is in this offering. However, should we be unsuccessful in obtaining funds in this offering, we would be forced to seek alternative sources of funding, including by incurring debt obligations. Should we fail to obtain needed funding, it is possible that we would be forced to cease operations.

During Interim 2023, we incurred operating expenses of $141,928 (unaudited), which were comprised of $125,382 (unaudited) in salaries and outside services and $16,546 (unaudited) in selling, general and administrative expenses, resulting in a loss from operations of $141,928 (unaudited). In addition, we incurred interest expense of $1,084, resulting in a net loss of $143,012 (unaudited). During Interim 2022, we reported a net loss of $75,000 (unaudited).

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Be Climbing for the Six Months Ended February 28, 2023 and 2022. During the six months ended February 28, 2023 and 2022, Be Climbing reported revenues of $25,650 (unaudited) and $9,000 (unaudited), respectively.

During the six months ended February 28, 2023, Be Climbing incurred operating expenses of $578,148 (unaudited), which were comprised of $308,740 (unaudited) in professional fees and $269,408 (unaudited) in general and administrative expenses, resulting in a loss from operations of $552,498 (unaudited). In addition, we incurred other expense of 104,019 (unaudited), which included a loss on sale of asset of $104,980 (unaudited) that was offset by interest income of $961, resulting in a net loss of $656,517 (unaudited).

During the six months ended February 28, 2022, Be Climbing incurred operating expenses of $655,212 (unaudited), which were comprised of $646,500 (unaudited) in professional fees and $8,712 (unaudited) in general and administrative expenses, resulting in a loss from operations of $646,212 (unaudited). In addition, Be Climbing reported $1 interest income, resulting in a net loss of $646,211 (unaudited).

Years Ended August 31, 2022 (“Fiscal 2022”) and 2021 (“Fiscal 2021”). During the years ended August 31, 2022 and 2021, we were a “shell company” and, as such, had no operations.

Be Climbing for the Years Ended August 31, 2023 and 2022. During the years ended August 31, 2023 and 2022, Be Climbing reported revenues of $36,600 (unaudited) and $9,000 (unaudited), respectively.

During the year ended August 31, 2023, Be Climbing incurred operating expenses of $56,605 (unaudited), which were comprised of $12,770 (unaudited) in professional fees and $43,835 (unaudited) in general and administrative expenses, resulting in a loss from operations of $20,005 (unaudited). In addition, we reported interest income of $155 (unaudited), resulting in a net loss of $19,850 (unaudited).

During the year ended August 31, 2022, Be Climbing incurred operating expenses of $655,212 (unaudited), which were comprised of $646,500 (unaudited) in professional fees and $8,712 (unaudited) in general and administrative expenses, resulting in a loss from operations of $646,212 (unaudited). In addition, Be Climbing reported $1 interest income, resulting in a net loss of $646,211 (unaudited).

Pro Forma, Years Ended August 31, 2022 and 2021. On a combined basis during the years ended August 31, 2022 and 2021, our company and Be Climbing generated $836,600 in revenues, all of which are attributable to Be Climbing, and experienced a net loss of $162,862 (unaudited), due to our company’s net loss of $143,012 (unaudited) and the net loss of Be Climbing of $19,850 (unaudited).

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

With the proceeds of this offering, we intend to complete the construction of our planned Be Climbing rock climbing facility, to upgrade Aiguille’s rock climbing facility and to constructed and/or acquire additional rock climbing centers, as capital permits.

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Financial Condition, Liquidity and Capital Resources

Our Company – May 31, 2023. At May 31, 2023, we had $661,223 (unaudited) in cash and working capital of $737,875 (unaudited). We currently possess sufficient capital with which to sustain our current level of operations for the next 12 months. Our current working capital position is entirely attributable to our acquisition of Be Climbing.

Be Climbing – February 28, 2023. At February 28, 2023, the date of our acquisition of Be Climbing, Be Climbing had $633,538 (unaudited) in cash and working capital of $702,677 (unaudited).

Pro Forma, February 28, 2023. On a combined basis, our company and Be Climbing had $1,621,155 (unaudited) in cash, $1,621,155 (unaudited) of which is attributable to Be Climbing, and working capital of $1,593,215 (unaudited), all of which is attributable to the cash and working capital positions of Be Climbing.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the year ended December 31, 2021, nor during the nine months ended September 30, 2022. We do not expect to make capital expenditures during the next twelve months.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Stephen W. Carnes	59	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Leonard M. Greene	69	Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office. There exist no family relationships between our officers and directors.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Stephen W. Carnes has served as Chief Executive Officer, Chief Financial Officer, Secretary and a Director of our company since January 2023. Since 2015, Mr. Carnes has owned Odurro LLC, a business consulting firm. Since 2018, he has served as manager of Greene Concepts, Inc., a bottling and beverage company (trading symbol: INKW). Since 2020, Mr. Carnes has served as President and Director of Aqua Power Systems, Inc., a logistics and transportation solutions company (trading symbol: APSI). Since March 2023, he has served as CEO and Director of GEMZ Corp. NV, a conversion container manufacturing company (trading symbol: GMZP). Mr. Carnes earned a B.S. degree in Business Administration from Indiana University–Purdue University Fort Wayne, Fort Wayne, Indiana.

Leonard M. Greene has served as a Director of our company since January 2023. Since 2003, Mr. Greene has served as an Executive Officer, currently Chief Executive Officer and President, and a Director of Greene Concepts, Inc. (trading symbol: INKW), owner and operator of a bottling and beverage facility in Marion, North Carolina. Mr. Greene brings over thirty years of experience to INKW with an impressive acumen of negotiating and closing deals with Fortune 500 corporate accounts. Mr. Greene is an expert dealing with corporate executives and purchasing agents. His resume includes spearheading sales and service and repair contracts as CEO for Comservco, a personal computing and Wide Area Network infrastructure business, from $0 to $15 million over a three-year period. Mr. Greene has managed over 200 nationwide company accounts to include: ABC, CBS, Exxon Corporation, New York City (All City Agencies), New York Telephone Company, Western Electric, Citibank and Bank of New York.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our officers and directors, their other business interests and their involvement in our company.

Corporate Governance and Director Independence

Our Board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing a similar function. The functions of those committees are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our company and could be considered more form than substance.

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We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.

Given our relative size and lack of directors’ and officers’ insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our Board will participate in the consideration of director nominees.

As with most small, early-stage companies until such time as our company further develops our business, achieves a revenue base and has sufficient working capital to purchase directors’ and officers’ insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board to include one or more independent directors, we intend to establish an audit committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our Board.

None of our directors is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Stephen W. Carnes, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Carnes collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

Our Board of Directors has not yet adopted a Code of Ethics.

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EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year Ended 8/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Stephen W. Carnes	2022	---	---	---	---	---	---	---	---
Chief Executive Officer	2021	---	---	---	---	---	---	---	---
Jay Van Sickle	2022	---	---	---	---	---	---	---	---
Former Chief Executive Officer	2021	---	---	---	---	---	---	---	---

(1) Mr. Carnes did not become Chief Executive Officer of our company until January 2023.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase Common Stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stephen W. Carnes	---	---	---	N/A	N/A	---	---	---	---

Employment Agreements

We have not entered into an employment agreement with our Chief Executive Officer, Stephen Carnes. It is expected that we will enter into an employment agreement with Mr. Carnes in the future. However, no determination has been made in this regard.

Outstanding Equity Awards

During the years ended August 31, 2022 and 2021, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors of our company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our Common Stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Stephen W. Carnes	3,879,384	4.23%	3,879,384	*	See Note 4
Leonard and Elizabeth Greene Family Trust (3)	3,879,384	4.23%	3,879,384	*	and Note 5
Officers and directors, as a group (2 persons)	7,758,768	8.46%	7,758,768	*
Class A Preferred Stock(4)(5)
Stephen W. Carnes	500	50.00%	500	50.00%
Leonard and Elizabeth Greene Family Trust (3)	500	50.00%	500	50.00%
Class B Preferred Stock(6)
Stephen Carnes	5,000	50.00%	5,000	50.00%
Leonard and Elizabeth Greene Family Trust (7)	5,000	50.00%	5,000	50.00%

*	Less than 1%.
(1)	Based on 91,653,125 shares outstanding, before this offering.
(2)	Based on 791,653,125 shares outstanding, assuming (a) the sale of all of the Units and (b) the exercise of all of the Warrants included in the Units, after this offering.
(3)	Leonard Greene, a Director of our company, is a trustee of this trust.
(4)	Each share of the Series A Preferred Stock allows the holder 1,000,000 votes per share of Series A Preferred Stock. (See Note 5).
(5)	Due to the superior voting rights of the Series A Preferred Stock, Stephen W. Carnes and Leonard Greene, our officers and directors, will be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.
(6)	Each share of the Series B Preferred Stock has a face value of $100 and allows the holders to convert into shares of common stock at a price of $0.008 per share. (See “Dilution—Ownership Dilution” and “Description of Securities—Series B Preferred Stock”).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change in Control

On January 25, 2023, there occurred a change in control of our company. On such date, (1) Stephen W. Carnes, our CEO and a Director, purchased 500 shares of our Series A Preferred Stock, 5,000 shares of our Series B Preferred Stock and (c) 3,879,384 shares of our Common Stock from Real Transition Capital, LLC for $75,000 in cash; and (2) Leonard and Elizabeth Greene Family Trust, a trustee of which is Leonard Greene, a Director of our company, purchased 500 shares of our Series A Preferred Stock, 5,000 shares of our Series B Preferred Stock and (c) 3,879,384 shares of our Common Stock from Altus Advisors, LLC. Upon the closings of these transactions, Mr. Carnes and Mr. Greene were appointed as Directors of our company and Mr. Carnes was appointed as our Chief Executive Officer.

Acquisition of Be Climbing

In February 2023, in connection with our acquisition of Be Climbing, we issued each of our directors, Stephen W. Carnes and Leonard Greene (indirectly to the Leonard and Elizabeth Greene Family Trust) a promissory note in the principal amount of $2,000,000. Both of the notes bear interest at 8% per annum, with principal and accrued interest due and payable on February 28, 2027.

LEGAL MATTERS

Certain legal matters with respect to the Units offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the Common Stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our Common Stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

31

F-1

F-2

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of May 31,	As of August 31,
	2023	2022

ASSETS
Current Assets
Cash	$661,223	$5,327
Deposits	9,390	–
Inventory	133,605	–
Prepaid expenses	34,511	–
Total Current Assets	838,729	5,327

Real estate, net	231,017	–
Commercial property	727,534	–
Equipment	271,812	–
Intangible asset	175,350	–
Total Assets	$2,244,442	$5,327

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$8,173	$783
Note payable	–	31,084
Deposits and gift cards	12,681	–
Accrued interest	80,000	–
Total Current Liabilities	100,854	31,867

Notes payable – related parties	4,000,000	–
Total Liabilities	4,100,854	31,867

Stockholders' Equity (Deficiency)
Series A Preferred Stock, $0.001 par value; 1,000 shares authorized, 1,000 issued and outstanding at May 31, 2023 and August 31, 2022	1	1
Series B Preferred Stock, $0.001 par value; 10,000 shares authorized, 10,000 issued and outstanding at May 31, 2023 and August 31, 2022	10	10
Common stock, $0.001 par value; 3,000,000,000 shares authorized, 126,157,992 issued and outstanding, at May 31, 2023 and August 31, 2022	126,158	126,158
Additional paid-in capital	3,551,162	65,303
Accumulated deficit	(5,533,743)	(218,012)
Total Stockholders' Equity (Deficit)	(1,856,412)	(26,540)

Total Liabilities and Stockholders' Equity (Deficit)	$2,244,442	$5,327

See accompanying notes to consolidated financial statements

F-3

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2023	2022	2023	2022

Revenue
Climbing Gym Revenue
Membership	$73,821	$–	$73,821	$–
Admission	32,991	–	32,991	–
Proshop	3,884	–	3,884	–
Snackbar	6,457	–	6,457	–
Rental gear	5,311	–	5,311	–
Events & meetings	236	–	236	–
Youth programs	1,275	–	1,275	–
Instruction	465	–	465	–
Other	3,530	–	3,530	–
	127,970		127,970
Residential real-estate
Rental	7,000	–	7,000	–
Total Revenue	134,970	–	134,970	–

Cost of Revenue
Proshop and snackbar	1,074	–	1,074	–

Gross Profit	133,896	–	133,896	–

Operating Expenses
General and administrative	217,231	90,812	626,777	108,947
Depreciation	2,353	–	2,353	–
Selling, marketing and advertising	790	–	790	–
Total Operating Expenses	220,374	90,812	629,920	108,947

Profit (Loss) from Operations	(86,478)	(90,812)	(496,024)	(108,947)

Other Income (Expense)
Gain on extinguishment of debt	–	–	37,786	–
Interest income	301	–	962	–
Loss on disposition of real-estate	(104,980)	–	(104,980)	–
Interest expense	(80,074)	(705)	(80,074)	(705)
Total Other Income (Expense)	(184,753)	(705)	(146,306)	(705)

Net Loss Before provision for Income Taxes	(271,231)	(91,517)	(642,330)	(109,652)

Provision for Income Taxes	–	–	–	–

NET PROFIT (LOSS)	$(271,231)	$(91,517)	$(642,330)	$(109,652)

Net Profit (Loss) Per Share: Basic and Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted Average Number of Shares Outstanding: Basic and Diluted	126,157,992	118,285,994	126,157,992	114,607,046

See accompanying notes to consolidated financial statements

F-4

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Nine Months Ended May 31, 2023 and 2022

	Series A Preferred		Series B Preferred		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	($)	($)	($)
Balance August 31, 2021	1,000,000	1,000	–	–	100,019,840	100,020	(26,020)	(75,000)	–

Issuance of stock	–	–	–	–	14,500,000	14,500	(14,410)	–	90
Net loss	–	–	–	–	–	–	–	(13,695)	(13,695)
Balance November 30, 2021	1,000,000	1,000	–	–	114,519,840	114,520	(40,430)	(88,695)	(13,605)

Net loss	–	–	–	–	–	–	–	(4,441)	(4,441)
Balance February 28, 2022	1,000,000	1,000	–	–	114,519,840	114,520	(40,430)	(93,136)	(18,046)

Redemption of Series A Preferred Stock	(1,000,000)	(1,000)	–	–	–	–	(74,000)	–	(75,000)
Reissuance of Series A Preferred Stock	1,000	1	–	–	–	–	(1)	–	–
Issuance of Series B Preferred Stock	–	–	10,000	10	–	–	74,990	–	75,000
Issuance of shares for services rendered	–	–	–	–	8,568,000	8,568	77,112	–	85,680
Net loss	–	–	–	–	–	–	–	(91,517)	(91,517)
Balance May 31, 2022	1,000,000	1,000	–	–	114,519,840	123,088	37,671	(184,653)	(23,883)

	Series A Preferred		Series B Preferred		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	($)	($)	($)
Balance August 31, 2022	1,000	10	10,000	1	126,157,992	126,158	65,303	(218,012)	(26,540)

Net loss	–	–	–	–	–	–	–	(6,283)	(6,283)
Balance November 30, 2022	1,000	10	10,000	1	126,157,992	126,158	65,303	(224,295)	(32,823)

Effect of reverse merger	–	–	–	–	–	–	3,485,859	(4,673,401)	(1,187,542)
Net profit	–	–	–	–	–	–	–	(364,816)	(364,816)
Balance February 28, 2023	1,000	10	10,000	1	126,157,992	126,158	3,551,162	(5,262,512)	(1,585,181)

Net profit	–	–	–	–	–	–	–	(271,231)	(271,231)
Balance May 31, 2023	1,000	10	10,000	1	126,157,992	126,158	65,303	(5,533,743)	(1,856,412)

See accompanying notes to consolidated financial statements

F-5

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended May 31,
	2023	2022
Cash Flows From Operating Activities:
Net Profit	$(642,330)	$(109,653)
Adjustments to reconcile net loss to net cash used in operations
Gain on extinguishment of debt, net	(31,083)	–
Depreciation	2,353	–
Non-cash compensation expense	–	85,680
Changes in operating assets and liabilities:
Accounts payable	7,389	–
Inventory	(133,605)	–
Prepaid expenses	(34,511)	–
Accrued expenses	–	1,784
Accrued interest	80,000	–
Deposits	(1,709)	–
Gift cards	5,000	–
Net Cash Used In Operating Activities	(748,496)	(22,189)

Cash Flows From Investing Activities:
Acquisition of assets	(60,852)	–
Purchase of equipment	(210,960)	–
Investment in residential real estate	(233,370)	–
Investment in commercial property	(727,534)	–
Effects of reverse merger	(1,187,542)	–
Intangible assets , investment in consolidated subsidiary	(175,350)	–
Net Cash Used in Investing Activities	(2,595,608)	–

Cash Flows From Financing Activities:
Issuance of Series A Preferred shares	–	90
Proceeds from issuance of notes payable	–	30,000
Notes payable – related parties	4,000,000	–
Net Cash Provided by Financing Activities	4,000,000	30,090

Net Increase (Decrease) in Cash	655,896	7,901

Cash at Beginning of Period	5,327	–

Cash at End of Period	$661,223	$7,901

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Redemption of preferred stock	$–	$(75,000)
Re-issuance of preferred stock	–	75,000

See accompanying notes to consolidated financial statements

F-6

TOCCA LIFE HOLDINGS, INC.

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

May 31, 2023

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

TOCCA Life Holdings, Inc. (“we”, “us”, “our”, “TOCCA Life”, or the “Company”) is a Nevada corporation formerly known as Teliford, Inc., T-Bay Holdings, Inc., and Golden Quest, Inc. In approximately 2015, the Company ceased operations and was designated as a shell company until 2021. On June 23, 2021, in efforts to revive the Company, G. Reed Petersen was appointed custodian of the corporation by the Nevada Eighth District Court, pursuant to NRS 78.347, in case number A-21-832258-P.

Following his appointment as director of the corporation, Mr. Petersen executed board resolutions authorizing the issuance of Series A Convertible Preferred Stock to Mr. Petersen, and the corporation’s reorganization, including the redomicile to Oklahoma, the effectuation of a holding company reorganization, and the redomicile back to Nevada under the name Teliford, Inc.

Following the holding company reorganization, Teliford filed an amendment to its Certificate of Incorporation on July 29, 2021 to provide for the issuance of Series A Convertible Preferred Stock, and enabling Mr. Petersen to exchange his 10,000,000 shares of Teliford Common Stock for 1,000,000 shares of Teliford Series A Convertible Preferred Stock. Teliford then formed a new Nevada corporation on August 10, 2020, under the name Teliford, with substantially the same provisions in its articles of Incorporation as the parent Oklahoma corporation. The Oklahoma parent then redomiciled in Nevada in accordance with an Agreement of Merger as effectuated with filings in Nevada and Oklahoma.

Pursuant to this final transaction, on August 10, 2021 the name of the Nevada corporation was changed to “Teliford, Inc.,” the 1-for-1000 reverse stock split effected by the redomicile into Oklahoma was unwound, resulting in there being once again 100,019,840 outstanding shares of Common Stock, and 1,000,000 shares of Series A Convertible Preferred Stock owned by Mr. Petersen. Also, on August 10, 2021, the Company changed its year end to 8/31. The remaining subsidiary, Merger, was disposed of to an unaffiliated party.

On August 10, 2021, Mr. Petersen agreed to sell 500,000 shares of the Preferred to each of Real Transition Capital, LLC and Altus Advisors, LLC, and the corporation sold 4.5 million new shares of common stock to 4 persons, including Mr. Petersen, for par value.

On February 17, 2022, the Company filed an amendment to the articles of incorporation with the state of Nevada, changing its name from Teliford, Inc. to TOCCA Life Holdings, Inc.

On January 25, 2023, certain shareholders of the Company entered into stock purchase agreements transferring 100% the Series A Preferred Shares and Series B Preferred Shares as well as a total of 6.2% of the issued and outstanding common stock to the now current shareholders of the aforementioned Series A Preferred, Series B Preferred and Common stock as noted in Section 3A and Section 6 of this Disclosure Statement.

Change in Shell Status to a Non-Shell Company

On February 28, 2023, the Company engaged in a reverse merger with Be Climbing. Directly prior to the reverse merger, TOCCA Life was a Shell Company. As a result of the reverse merger the Company has changed its status and is no longer a Shell Company. Immediately following the reverse merger with Be Climbing, TOCCA Life was no longer a Shell Company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). The effective date of the change in Shell Company status was February 28, 2023.

F-7

The Company is no longer a Shell Company since through the merger with Be Climbing the Company now has substantial operations and assets as well as a defined and sustainable business plan. Be Climbing raised $2,976,000 (USD) in a Reg D. offering in 2021 as filed with the Securities and Exchange Commission. Be Climbing owns 7 acres in Central Florida and has submitted applications and pending all regulatory approvals will begin construction of a rock climbing gym on the property in addition to actively pursuing additional locations and investments in rock climbing facilities. Additionally, Be Climbing owns and manages one (1) additional income producing rental property, which is an assets of Be Climbing and is generating revenues. It is for the aforementioned reasons that the Company is no longer a Shell Company as defined by Rule 12b-2 under the Exchange Act.

Additional Acquisition

On May 31, 2023, the Be Climbing, the Company’s wholly-owned subsidiary, acquired 100% of the outstanding shares and all of the assets of Aiguille Rock Climbing Center (“Aiguille”), Inc. located in Longwood, Florida.

Aiguille is considered a pillar in the rock climbing community, has been serving the Central Florida climbing community since 1997. Aiguille is a thriving climbing center offering 10,000 square feet of climbing area with bouldering, top rope, and auto-belay features within the gym. Aiguille has offerings for a wide range of climbing experience, from new climber to seasoned veteran. The acquisition of Aiguille is highly complementary to the Company's goals and is directly in line with the business plan of Be Climbing, and as a result the Company is poised for growth and expansion within the industry.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business.  The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.  As of May 31, 2023, the Company has acquired banking assets and real-estate assets (in Be Climbing) and the continuing operations with revenue of an already profitable business (Aiguille Rock Climbing Center) and has a definitive business plan going forward. The Company has generated no revenues for the year ending August 31, 2022, and generated revenue of $134,970 for the nine months ended May 31, 2023 (all of which occurred in the three months ended May 31, 2023), and had a net loss of $642,330. The Company has an accumulated deficit of $5,533,743 and working capital of $737,875 at May 31, 2023. The Company’s management plans to generate additional working capital through building its climbing center operations and new growth and profitability in recently acquired similar business.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

F-8

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815 “Derivatives and Hedging Activities”.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for convertible instruments (when it has been determined that the embedded conversion options should not be bifurcated from their host instruments) as follows: The Company records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at May 31, 2023.

F-9

Financial Instruments

“Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented. At May 31, 2023, the Company does not have any Long-Lived Assets.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets.  Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 to 7 years for equipment and 25 years for real-estate owned). Currently the Company has one residential real-estate property that may be depreciated. Depreciation expense for the three and nie months ended May 31, 2023 was $2,353.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. The Company leases office space from an entity that is controlled by the CEO and a Director of the Company.

F-10

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. As of May 31, 2023, the Company did not have any stock-based transactions.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets. At May 31, the Company continues to negotiate a 5 year lease for its climbing center facility with the existing landlord. Once lease terms are finalized, the Company will appropriately recognize and record the appropriate right of use asset and lease liabilities.

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-11

NOTE 4 – REVENUE RECOGNITION

Although the Company currently does not have any revenue, when revenue recognition resumes, the Company will record the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Our operations generate revenues in nine primary manners:

1.	Membership – monthly recurring membership fees typically billed automatically.
2.	Admission – drop-in revenue from non-members.
3.	Pro Shop – miscellaneous merchandise available for purchase (i.e., hats/caps, t-shirts, etc.).
4.	Snack Bar – purchase of snacks, water, drinks, and other consumables.
5.	Rental Gear – rental of equipment necessary for indoor climbing.
6.	Events & Meetings – purchase of time for renting out part of our facility for corporate events, birthday parties, etc.
7.	Youth Programs – group programs for youth groups.
8.	Instruction – provisioning of climbing instruction
9.	Rental Income – monthly rental income from residential property.

NOTE 5 – LIQUIDITY AND OPERATIONS

Results of operations

For the nine months ended May 31, 2023, we generated total revenue of $134,970, of this $127,970 was generated by our newly acquired climbing gym operation of which the vast majority was comprised of recuring monthly memberships ($73,821) and non-recurring daily admission fees ($32,991). In addition, we had revenue from the various other aspects of the gym operations to include the sales by the pro-shop and snack bar, as well as from rental of climbing gear and special events/meetings. In addition, our residential real-estate generated $7,000 in revenue.

For the nine months ended May 31, 2023, our cost of revenue as $1,074, comprised of cost of goods sold for our pro-shop and snack bar sales. As a result, our gross profit for the nine months ended May, 31, 2023 was $133,896.

For the nine months ended May 31, 2023, we incurred total operating expenses of $629,920 which were comprised of primarily professional fees associated our Be Climbing operation and payroll and rent for our Aiguille operation. In addition we had a other income from the extinguishment of debt and associated expenses of $37,786, we had a loss on the disposition of one of our residential real-estate properties of $104,980, and we had interest expenses of $80,000 on our note payable. As a result, we had a net loss of $642,330 for the nine months ended May 31, 2023.

Liquidity and Capital Resources

For the nine months ended May 31, 2023, we had a net loss of $642,330. For the nine months ended May 31, 2023, we had a net gain on extinguishment of debt (regarding a note payable) of $31,083, an increase in depreciation of $2,353, an increase in accounts payable of $7,389, an increase in expenses of $133,605, an increase in prepaid expenses of $34,511, an increase accrued interest of $80,000, and a decrease in deposits on hand of $1,709 as well as an increase in liabilities on gift cards of $5,000. As a result, we had net cash used in operating activities of $748,346 for the nine months ended May 31, 2023.

F-12

Investing Activities

For the nine months ended May 31, 2023, merged with the operations of Be Climbing and acquired 100% of the assets of Aiguille Rock Climbing Center resulting in the acquisition of assets of $60,852, the purchase of additional equipment of $210,960, the net investment in residential real-estate of $233,370 (we initial acquired 2 homes with the merger with Be Climbing, and sold one of those homes as a loos during the third quarter of 2023), and received the commercial property owned by Be Climbing of $727,534 in the merger. The effects of the reverse merger accounted for $1,187,542, and we have intangible assets acquired with Aiguille of $175,350. As a result, we had net cash used in investing activities of $2,595,608.

Financing Activities

For the nine months ended May 31, 2023, we issued two notes payables – related parties of $4,000,000 to the original shareholders of Be Climbing as part of the reverse merger with Be Climbing (as described above). As a result we had net cash provided by investing activities of $4,000,000.

NOTE 6 – REVERSE MERGER AND INTANGIBLE ASSETS

On February 28, 2023, the Company engaged in a reverse merger with Be Climbing, Inc. (“BCI”) integrating 100% of the assets of BCI, a company engage in the development of rock climbing centers, the first of which is to be built in Orlando, Florida. In addition the Company now owns one residential real estate property (two were originally owned by BCI at the time of the reverse merger, one of which was sold during the third quarter) that is already revenue generating, as well as a 7-acres commercial property which is slated for the development of an indoor rock climbing facility, in addition the Company received the cash assets of BCI in excess of $1.2 million. As part of the transaction, the Company issued two notes payables, to the two principles of BCI and warrants on the Company’s common stock (see Note 8 below) to the remaining shareholder of BCI. The note payables to related parties were for $2 million each, totaling $4 million, and a total of 50 million warrants to acquire the Company’s common stock.

NOTE 7 – ACQUISITION OF NEW BUSINESS

On March 31, 2023, BCI, the Company’s wholly-owned subsidiary, acquired 100% of the outstanding shares and all of the assets of Aiguille Rock Climbing Center (“Aiguille”), Inc. located in Longwood, Florida. As of April 1, 2023, the Aiguille financials are consolidated into the financials of the Company as a wholly-owned subsidiary of BCI.

NOTE 8 – NOTES PAYABLE – RELATED PARTIES

On February 28, 2023, the Company issued a note payable to an officer of the Company, also a principle in BCI for $2,000,000 as consideration for the acquisition of his shares in BCI. The note has a maturity date of February 28, 2027 and accrues interest payable at 8% per annum calculated on a monthly basis. At May 31, 2023 there was $40,000 in accrued interest.

On February 28, 2023, the Company issued another note payable to an additional officer of the Company, the second principle in BCI for $2,000,000 as consideration for the acquisition of his shares in BCI. The note has a maturity date of February 28, 2027 accrues interest payable at 8% per annum calculated on a monthly basis. At May 31, 2023 there was $40,000 in accrued interest.

NOTE 9 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has 3,000,000,000 authorized common shares with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the Company is sought.

F-13

On February 17, 2023, the Company filed a lawsuit for declaratory relief, seeking an order declaring as void a total of 34,504,867 shares of common stock of the Company held by Emma Heffernan (8,010,000), Robert Duncan (7,000,000), Patrick Murphy (7,000,000), International Monetary (5,500,000), Ian Harris (3,986,550), Steven Sherlip (2,008,317), and Anthony Fabrizo Jr. (1,000,000) (collectively the “Defendants”) as these shares were not properly acquired through any consideration, but that they were issued as a result of accounting errors and/or otherwise issued improperly. The lawsuit was filed pursuant to Indiana Rule of Trial Procedure 4.4(1) and the venue lies in Hamilton County per Indiana Rule of Trial Procedure 75(1) and (5).

There were 126,157,992 shares of common stock issued and outstanding at May 31, 2023.

Preferred Stock

The Company is authorized to a total of 100,000,000 shares of preferred stock.

The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. The conversion of certain outstanding preferred stock could have a significant impact on our common stockholders.

On July 6, 2021, the Custodian created 1,000,000 shares of Series A Preferred stock, which allows the holder to convert to common stock at a rate of 10,000 shares of common per share of preferred, and vote at a rate of 100,000 shares of common per share of preferred. On August 10, 2021, the Custodian sold 1,000,000 shares of Series A Preferred stock to two investors. On March 23, 2022, the Board of Directors of the Company approved the amendment of the Series A Preferred Certificate of Designation, reducing the shares authorized and outstanding from 1,000,000 to 1,000 and increased the number of votes from 100,000 votes per share of Series A Preferred to 1,000,000 votes per share of Series A Preferred. The amendment also removed the conversion feature of the Series A Preferred stock.

On March 23, 2022, the holders of 1,000 shares of Series A Preferred stock agreed to exchange their shares of Series A Preferred stock for 1,000 shares of the amended Series A Preferred stock plus 10,000 shares of newly established Series B Preferred stock. Each share of the newly created Series B Preferred stock has a face value of $100 and allows the shareholders to convert into shares of common stock at a price of $0.008 per share.

At May 31, 2023 there were 1,000 shares of Series A Preferred Stock issued and outstanding.

At May 31, 2023 there were 10,000 shares of Series B Preferred Stock issued and outstanding.

Warrants

On February 28, 2023, the Board of Directs, with the approval of the majority of the shareholders, adopted and approved the “2023 Warrant Plan” to be effective on February 28, 2023. The 2023 Warrant Plan allows for a maximum aggregate of 100,000,000 shares of common shares to be reserved and available for issuance pursuant to the plan. The warrants expire six (6) years after they are issued to the holder of the warrants.

On February 28, 2023, the Company issued 50,000,000 warrants to a certain shareholder of BCI in exchange for that shareholder’s 297,000 shares of Class A Common Stock in BCI.

The following table shows the Company’s warrant that are outstanding:

Issue Date		Expiration Date	Number of Warrants	Remaining Life (in Years)*
	2/28/2023	2/28/2029	50,000,000	5.75
			50,000,000

*	As of May 31, 2023, the Company had issued 50,000,000 warrants that are exercisable at a price that has yet to be determined by the Board of Directors (pursuant to the 2023 Warrant Plan) for one share of common stock and remain outstanding, with an average remaining life of 5.75 years. The Holder of any warrant may not exercise any portion of the warrant if such exercise will cause it to own more than 4.99 percent of the Company’s issued and outstanding common stock

F-14

NOTE 10 – LEGAL MATTERS

On February 17, 2023, the Company filed a lawsuit for declaratory relief, seeking an order declaring as void a total of 34,504,867 shares of common stock of the Company held by Emma Heffernan (8,010,000), Robert Duncan (7,000,000), Patrick Murphy (7,000,000), International Monetary (5,500,000), Ian Harris (3,986,550), Steven Sherlip (2,008,317), and Anthony Fabrizo Jr. (1,000,000) (collectively the “Defendants”) as these shares were not properly acquired through any consideration, but that they were issued as a result of accounting errors and/or otherwise issued improperly. The lawsuit was filed pursuant to Indiana Rule of Trial Procedure 4.4(1) and the venue lies in Hamilton County per Indiana Rule of Trial Procedure 75(1) and (5).

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require further disclosure:

On June 9, 2023, the judge in Hamilton Superior Court, ruled that the Motion for Entry of Default Judgement was granted in case mentioned previously in Note 9 and Note 10. The following shares previously issued to the defendants, and held in book entry form, are void, invalid and/or forever cancelled. As a result, a total of 34,504,867 shares of the Company’s common stock held by Emma Heffernan (8,010,000), Robert Duncan (7,000,000), Patrick Murphy (7,000,000), International Monetary (5,500,000), Ian Harris (3,986,550), Steven Sherlip (2,008,317), and Anthony Fabrizo Jr. (1,000,000) are cancelled. As a result, as of June 10, 2023, the Company’s new issued and outstanding common shares are 91,653,125.

F-15

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	August 31, 2022	August 31, 2021

ASSETS
Current Assets
Cash	$5,327	$–
Total Current Assets	5,327	–
Total Assets	$5,327	$–

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$–	$–
Accrued expenses	783	–
Other current liabilities	31,084	–
Total Current Liabilities	31,867	–
Total Liabilities	31,867	–

Stockholders' Equity (Deficiency)
Series A Preferred Stock, $0.001 par value; 1,000 shares authorized, 1,000 and 1,000,000 issued and outstanding at August 31, 2022, and August 31, 2021, respectively	1	1,000
Series B Preferred Stock, $0.001 par value; 10,000 shares authorized, 10,000 and zero issued and outstanding at August 31, 2022, and August 31, 2021, respectively	10	–
Common stock, $0.001 par value; 3,000,000,000 shares authorized, 126,157,992 and 100,019,840 issued and outstanding, at August 31, 2022, and August 31, 2022, respectively	126,158	100,020
Additional paid-in capital	65,303	(26,020)
Accumulated deficit	(218,012)	(75,000)
Total Stockholders' Equity (Deficit)	(26,540)	–

Total Liabilities and Stockholders' Equity (Deficit)	$5,327	$–

See accompanying notes to consolidated financial statements

F-16

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year Ended August 31,
	2022	2021

Revenue	$–	$–
Cost of Revenue	–	–
Gross Profit	–	–
Operating Expenses
Salaries and outside services	125,382	–
Selling, general and administrative expenses	16,546	–
Depreciation and amortization	–	–
Total Operating Expenses	141,928	–
Income (Loss) from Operations Before Other Income and Taxes	(141,928)	–

Other Income (Expense)
Other expense	–	(75,000)
Gain on extinguishment of debt	–	–
Interest expense	(1,084)	–
Total Other Income (Expense)	(1,084)	(75,000)

Income (Loss) from Operations Before provision for Taxes	(143,012)	(75,000)

Provision (Benefit) for Income Taxes	–	–

Net Income (Loss)	$(143,012)	$(75,000)

Net Profit (Loss) Per Share: Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Number of Shares Outstanding: Basic and Diluted	117,298,785	100,019,840

See accompanying notes to consolidated financial statements

F-17

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Years Ended August 31, 2022 and 2021

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	For the Year Ended August 31, 2021
Balance, August 31, 2020 (unaudited)	–	$–	100,019,840	$100,020	$(100,020)	$–	$1,307,400
Issuance of Series A Preferred Stock	1,000,000	1,000	–	–	74,000	–	75,000
Net loss	–	–	–	–	–	(75,000)	(75,000)
Balance, August 31, 2021 (unaudited)	1,000,000	$1,000	100,019,840	$100,020	$(26,020)	$(75,000)	$–

	For the Year Ended August 31, 2022
Common Stock issuances	–	$–	26,138,152	$26,138	$90,334	$–	$116,472
Redemption of Series A Preferred Stock	(1,000,000)	(1,000)	–	–	(74,000)	–	(75,000)
Reissuance of Series A Preferred Stock	1,000	1	–	–	(1)	–	–
Issuance of Series B Preferred Stock	10,000	10	–	–	74,990	–	75,000
Net loss	–	–	–	–	–	(143,012)	(143,012)
Balance, August 31, 2022 (unaudited)	11,000	$11	126,157,992	$126,158	$65,303	$(218,012)	$(26,540)

See accompanying notes to consolidated financial statements

F-18

TOCCA LIFE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Years Ended December 31,
	2022	2021
Cash Flows From Operating Activities:
Net Profit (loss)	$(143,012)	$–
Adjustment to reconcile net loss to net cash used in operating activities
Non-cash compensation expense	116,382	–
Change in assets and liabilities:
Accrued expenses	1,867	–
Net Cash Used In Operating Activities	(24,763)	–

Cash Flows From Investing Activities:	–	–
Net Cash Used in Investing Activities	–	–

Cash Flows From Financing Activities:
Issuance of common stock	90	–
Proceeds from issuance of notes payable	30,000	–
Net Cash Provided by Financing Activities	30,090	–

Net Increase (Decrease) in Cash	5,327	–

Cash at Beginning of Period	–	–

Cash at End of Period	$5,327	$–

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Redemption of preferred stock	$(75,000)	$–
Re-issuance of preferred stock	$75,000	$–

See accompanying notes to consolidated financial statements

F-19

TOCCA LIFE HOLDINGS, INC.

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

August 31, 2022

1. ORGANIZATION AND LINE OF BUSINESS

Organization

TOCCA Life Holdings, Inc. (“we”, “us”, “our”, “TOCCA Life”, or the “Company”) is a Nevada corporation formerly known as Teliford, Inc., T-Bay Holdings, Inc., and Golden Quest, Inc. In approximately 2015, the Company ceased operations and was designated as a shell company until 2021. On June 23, 2021, the Nevada Eighth District Court appointed a Custodian to revive the Company. For additional disclosures of the Company see Note 12 “Subsequent Events.”

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. As of August 31, 2022, the Company had few assets, liabilities, and no revenue, and has historically reported net losses, and no operations, which raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. The Company has obtained funds from its lenders and investors since its inception through August 31, 2022. It is management’s plan to generate additional working capital from increasing sales from the Company’s service offerings, in addition to acquiring profitable companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Teliford is presented to assist in understanding the Company’s Consolidated Financial Statements. The Consolidated Financial Statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the Consolidated Financial Statements.

Accounts Receivable

The Company has not yet extended credit to its customers. Accounts receivable are customer obligations due under normal trade terms. Once the Company resumes offering credit to its customers, we will perform continuing credit evaluations of our customers’ financial condition. Management will review accounts receivable on a regular basis, based on contractual terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company will include any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable would be written off. The balance of the allowance account at August 31, 2022 and August 31, 2021 were both zero.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Since the Company has limited operations, estimates are primarily used in measuring liabilities, fair value assumptions in accounting for business combinations and analyzing goodwill, intangible assets, and long-lived asset impairments and adjustments.

F-20

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of August 31, 2022, the Company had a cash balance of $5,327.

Property and Equipment

Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

Furniture, fixtures & equipment	7 Years

Computer equipment	5 Years

Commerce server	3 Years

Computer software	3-5 Years

Leasehold improvements	Length of lease

Since the Company had no depreciable assets, depreciation expense was zero for the year ended August 31, 2022.

Revenue Recognition

During the period, the Company had no revenue. However, when we do record revenue, it will be in accordance with ASC 606. The deferred revenue and customer deposits as of August 31, 2022, and August 31, 2021 were both zero.

Research and Development

Research and development costs are expensed as incurred. Total research and development costs were zero for the year ended August 31, 2022.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. Total advertising cost was zero for the year ended August 31, 2022.

Fair value of financial instruments

Fair value is defined as the price to sell an asset or transfer a liability, between market participants at the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

F-21

ASC Topic 820 established a nine-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Stock-Based Compensation

As of August 31, 2022, the Company had no stock-based compensation arrangements. However, if issued, the Company will address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The transactions will be accounted for using a fair-value-based method and recognized as expenses in our statement of operations.

Stock-based compensation expense recognized during the period will be based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The stock-based compensation expense recognized in the consolidated statements of operations during the year ended August 31, 2022 was zero.

Basic and Diluted Net Income (Loss) per Share Calculations

Income (Loss) per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For the year ended August 31, 2022, the Company has excluded 10,000 shares of Series B Preferred stock convertible into 125,000,000 shares of common stock, because the impact on the loss per share is anti-dilutive. Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method if their effect would be dilutive.

Recently Adopted Accounting Pronouncements

The Company does not elect to delay complying with any new or revised accounting standards, but to apply all standards required of public companies, according to those required application dates.

Management reviewed accounting pronouncements issued during the year ended August 31, 2022, and no pronouncements were adopted during the period.

F-22

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In January 2017, the FASB issued 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and eliminating the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Instead, under this pronouncement, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment change for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects will be considered, if applicable. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized. For the year ended August 31, 2022, we used the federal tax rate of 21% in our determination of the deferred tax assets and liabilities balances.

Year Ended August 31, 2022
Federal
Taxable Income	$123
Total current tax provision	$–
Deferred tax provision
Federal
Loss carryforwards	$(5,592)
Change in valuation allowance	$5,592
Total deferred tax provision	$–

As of August 31, 2022, the Company had approximately $26,630 in tax loss carryforwards that can be utilized in future periods to reduce taxable income through 2042. The deferred tax liability balances as of August 31, 2022 and 2021 were both zero. The Company provided a valuation allowance equal to the deferred income tax assets for the period from September 1, 2021 to August 31, 2022 because it is not presently known whether future taxable income will be sufficient to utilize the tax loss carryforwards.

F-23

3. REVENUE RECOGNITION

Although the Company currently does not have any revenue, when revenue recognition resumes, the Company will record the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The core principles of revenue recognition under ASC 606 includes the following five criteria:

1.        Identify the contract with the customer

Contract with our customers may be oral, written, or implied. A written and signed contract stating the terms and conditions is the preferred method and is consistent with most customers. The terms of a written contract may be contained within the body of an email, during which proposals are made and campaign plans are outlined, or it may be a stand-alone document signed by both parties. Contracts that are oral in nature are consummated in status and pitch meetings and may be later followed up with an email detailing the terms of the arrangement, along with a proposal document. No work is commenced without an understanding between the Company and our customers, that a valid contract exists.

2.        Identify the performance obligations in the contract

Our sales and account management teams define the scope of services to be offered, to ensure all parties are in agreement and obligations are being delivered to the customer as promised. The performance obligation may not be fully identified in a mutually signed contract, but may be outlined in email correspondence, face-to-face meetings, additional proposals or scopes of work, or phone conversations.

3.        Determine the transaction price

Pricing is discussed and identified by the operations team prior to submitting a proposal to the customer. Based on the obligation presented, third-party service pricing is established, and time and labor are estimated, to determine the most accurate transaction pricing for our customer. Price is subject to change upon agreed parties, and could be fixed or variable, milestone focused or time and materials.

4.        Allocate the transaction price to the performance obligations in the contract

If a contract involves multiple obligations, the transaction pricing is allocated accordingly, during the performance obligation phase (criteria 2 above).

5.        Recognize revenue when (or as) we satisfy a performance obligation.

The Company will evaluate the performance obligations as revenue recognition materializes.

4. LIQUIDITY AND OPERATIONS

The Company had a net loss of $143,012 for the year ended August 31, 2022, and net cash used in operating activities of $24,763.

As of August 31, 2022, the Company did not have short-term borrowing relationship with any lenders.

While the Company hopes that its capital needs in the foreseeable future may be met by operations, there is no assurance that the Company will be able to generate enough positive cash flow to finance its growth and business operations in which event, the Company may need to seek outside sources of capital. There can be no assurance that such capital will be available on terms that are favorable to the Company or at all.

F-24

5. INTANGIBLE ASSETS

As of August 31, 2022, the Company had no goodwill or intangible assets.

6. CAPITAL STOCK

At August 31, 2022 and August 31, 2021, the Company’s authorized stock consists of 3,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value of $0.001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. The conversion of certain outstanding preferred stock could have a significant impact on our common stockholders.

Common Stock

As of August 31, 2022, there were 126,157,992 shares of common stock outstanding.

Preferred Stock

On July 6, 2021, the Custodian created 1,000,000 shares of Series A Preferred stock, which allows the holder to convert to common stock at a rate of 10,000 shares of common per share of preferred, and vote at a rate of 100,000 shares of common per share of preferred. On August 10, 2021, the Custodian sold 1,000,000 shares of Series A Preferred stock to two investors. On March 23, 2022, the Board of Directors of the Company approved the amendment of the Series A Preferred Certificate of Designation, reducing the shares authorized and outstanding from 1,000,000 to 1,000 and increased the number of votes from 100,000 votes per share of Series A Preferred to 1,000,000 votes per share of Series A Preferred. The amendment also removed the conversion feature of the Series A Preferred stock.

On March 23, 2022, the holders of 1,000 shares of Series A Preferred stock agreed to exchange their shares of Series A Preferred stock for 1,000 shares of the amended Series A Preferred stock plus 10,000 shares of newly established Series B Preferred stock. Each share of the newly created Series B Preferred stock has a face value of $100 and allows the shareholders to convert into shares of common stock at a price of $0.008 per share. As of August 31, 2022, there were 1,000 shares of Series A Preferred stock and 10,000 shares of Series B Preferred stock outstanding.

7. STOCK OPTIONS AND WARRANTS

As of August 31, 2022, no stock options or warrants were outstanding.

8. RELATED PARTIES

None noted.

9. CONCENTRATIONS

None noted.

F-25

10. COMMITMENTS AND CONTINGENCIES

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months.

Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets.

When the Company initiates a lease, we will record the transaction in accordance with ASC 840.

Legal Matters

The Company may be involved in legal actions and claims arising in the ordinary course of business, from time to time, none of which at this time the Company considers to be material to the Company’s business or financial condition.

11. SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

During the year ended August 31, 2022, there were the following non-cash activities:

-	Exchanged 1,000,000 shares of Series A preferred stock for 1,000 shares of Series A preferred stock and 10,000 shares of Series B stock. See footnote 6 for further details.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to ASC TOPIC 855 as of the date of the financial statements and has determined that the following subsequent events are reportable:

-	None noted.

F-26

BE CLIMBING, INC.

CONSOLIDATED BALANCE SHEETS

	February 28,	As of August 31,
	2023	2022

ASSETS
Current Assets
Cash	$1,226,692	$1,621,155
Accounts receivable	599	–
Total Current Assets	1,227,291	1,621,155

Investment in residential real estate, net	463,349	463,349
Investment in commercial property, net	727,534	727,534
Total Assets	$2,418,174	$2,812,038

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$1,955	$–
Security deposits	1,400	1,400
Total Current Liabilities	3,355	1,400

Total Liabilities	3,355	1,400

Equity (Deficiency)
Investor capital	3,420,750	3,420,750
Officer contributions	30,950	55,950
Accumulated deficit	(1,036,881)	(660,820)
Total Equity (Deficit)	2,414,819	2,810,638

Total Liabilities and Equity (Deficit)	$2,418,174	$2,812,038

See accompanying notes to condensed consolidated financial statements

F-27

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended February 28,
	2023	2022

Revenue	$18,650	$18,000

Operating Expenses
Professional fees	300,200	11,600
General and administrative	89,929	20,401
Total Operating Expenses	390,129	32,001

Loss from Operations	(371,479)	(14,001)

Other Income (Expense)
Interest income	660	74
Total Other Income (Expense)	660	74

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(370,819)	(13,927)

Provision for Income Taxes	–	–

NET LOSS	$(370,819)	$(13,927)

See accompanying notes to condensed consolidated financial statements

F-28

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Six Months Ended February 28, 2023 and 2022

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	Deficit ($)	(Deficit) ($)
Balance August 31, 2021	–	–	3,470,400	(646,212)	2,824,188
Investor capital	–	–	–	–	–
Adjustment	–	–	–	–	–
Officer contributions	–	–	6,300	–	6,300
Net loss	–	–	–	(13,927)	(13,927)
Balance February 28, 2022	–	–	3,476,700	(660,139)	2,816,561

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	Deficit ($)	(Deficit) ($)
Balance August 31, 2022	–		3,476,700	(660,820)	2,810,638
Investor capital	–	–	–	–	–
Adjustment	–	–	–	(5,242)	1,400
Officer contributions	–	–	(26,400)	–	(26,400)
Net loss	–	–	–	(370,819)	(370,819)
Balance February 28, 2023	–	–	3,450,300	(1,036,881)	2,414,819

See accompanying notes to consolidated financial statements

F-29

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended February 28,
	2023	2022
Cash Flows From Operating Activities:
Net Loss	$(370,819)	$(13,927)
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:
Accounts payable	1,356	–
Net Cash Provided by (Used in) Operating Activities	(369,463)	(13,927)

Cash Flows From Investing Activities:
Investment in commercial real-estate	–	(627,682)
Net Cash Used in Investing Activities	–	(627,682)

Cash Flows From Financing Activities:
Contributions (Distributions) – related parties	(25,000)	6,300
Net Cash Provided by Financing Activities	(25,000)	6,300

Net Increase (Decrease) in Cash	(394,463)	(635,309)

Cash at Beginning of Period	1,621,155	2,262,239

Cash at End of Period	$1,226,692	$1,626,930

Supplemental disclosure of cash flow information:

Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:

See accompanying notes to consolidated financial statements

F-30

BE CLIMBING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FEBRUARY 28, 2023

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Be Climbing, Inc. (“we”, “us”, “our”, “Be Climbing”, or the “Company”) is a Florida corporation engaged in the development of an indoor rock climbing facility in the Orlando, Florida area. The Company also owns two rental real estate properties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

F-31

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at February 28, 2023.

Financial Instruments

“Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented.

F-32

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets.  Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 to 7 years for equipment and 25 years for real-estate owned). Currently the Company has one residential real-estate property that may be depreciated.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. The Company leases office space from an entity that is controlled by the CEO and a Director of the Company.

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. As of May 31, 2023, the Company did not have any stock-based transactions.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets. At February 28, 2023, the Company continues to negotiate a 5 year lease for its climbing center facility with the existing landlord. Once lease terms are finalized, the Company will appropriately recognize and record the appropriate right of use asset and lease liabilities.

F-33

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 3 – REVENUE RECOGNITION

The Company records the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Our operations generate revenues in nine primary manners:

1.	Membership – monthly recurring membership fees typically billed automatically.

2.	Admission – drop-in revenue from non-members.

3.	Pro Shop – miscellaneous merchandise available for purchase (i.e., hats/caps, t-shirts, etc.).

4.	Snack Bar – purchase of snacks, water, drinks, and other consumables.

5.	Rental Gear – rental of equipment necessary for indoor climbing.

6.	Events & Meetings – purchase of time for renting out part of our facility for corporate events, birthday parties, etc.

7.	Youth Programs – group programs for youth groups.

8.	Instruction – provisioning of climbing instruction

9.	Rental Income – monthly rental income from residential property.

NOTE 4 – COMMON STOCK

No common stock transactions occurred during the six months ended February 28, 2023.

F-34

NOTE 5– CHANGE IN CONTROL

Effective February 28, 2023, ownership of Company was sold to Tocca Life Holdings, Inc. (“TLIF”), a publicly-traded company. Following this transaction, the Company is a wholly-owned subsidiary of TLIF.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require further disclosure:

Note noted.

F-35

BE CLIMBING, INC.

CONSOLIDATED BALANCE SHEETS

	As of August 31,	As of August 31,
	2022	2021

ASSETS
Current Assets
Cash	$1,621,155	$2,262,239
Total Current Assets	1,621,155	2,262,239

Investment in residential real estate, net	463,349	463,349
Investment in commercial property, net	727,534	100,000
Total Assets	$2,812,038	$2,825,588

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Security deposits	$1,400	$1,400
Total Current Liabilities	1,400	1,400

Total Liabilities	1,400	1,400

Equity (Deficiency)
Investor capital	3,420,750	3,420,750
Officer contributions	55,950	49,650
Accumulated deficit	(660,820)	(646,212)
Total Equity (Deficit)	2,810,638	2,824,188

Total Liabilities and Equity (Deficit)	$2,812,038	$2,825,588

See accompanying notes to condensed consolidated financial statements

F-36

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended August 31,
	2022	2021

Revenue	$36,600	$9,000

Operating Expenses
Professional fees	12,770	646,500
General and administrative	43,835	8,712
Total Operating Expenses	56,605	655,212

Loss from Operations	(20,005)	(646,212)

Other Income (Expense)
Interest income	155	1
Total Other Income (Expense)	(19,850)	1

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(19,850)	(646,211)

Provision for Income Taxes	–	–

NET LOSS	$(19,850)	$(646,211)

See accompanying notes to condensed consolidated financial statements

F-37

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Years Ended August 31, 2022 and 2021

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	Deficit ($)	(Deficit) ($)
Balance August 31, 2020	–	–	–	–	–
Investor capital	–	–	3,420,750	–	3,420,750
Officer contributions	–	–	49,650	–	49,650
Net loss	–	–	–	(646,212)	(646,212)
Balance August 31, 2021	–	–	3,470,400	(646,212)	2,824,188

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Deficit ($)	Deficit ($)	(Deficit) ($)
Balance August 31, 2021	–	–	3,470,400	(646,212)	2,824,188
Investor capital	–	–	–	–	–
Adjustment to retained earnings	–	–	–	5,242	–
Officer contributions	–	–	6,300	–	6,300
Net loss	–	–	–	(19,850)	(19,850)
Balance August 31, 2022	–	–	3,476,700	(660,820)	2,810,638

See accompanying notes to consolidated financial statements

F-38

BE CLIMBING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Years Ended August 31,
	2022	2021
Cash Flows From Operating Activities:
Net Loss	$(19,850)	$(646,211)
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:
Tenant deposit	–	1,400
Net Cash Provided by (Used in) Operating Activities	(19,850)	(644,811)

Cash Flows From Investing Activities:
Investment in residential real-estate	–	(463,349)
Investment in commercial real-estate	(627,534)	(100,000)
Net Cash Used in Investing Activities	(627,534)	(563,349)

Cash Flows From Financing Activities:
Proceeds from investor capital	–	3,420,750
Contributions – related parties	6,300	49,649
Net Cash Provided by Financing Activities	6,300	3,470,399

Net Increase (Decrease) in Cash	(641,084)	2,262,239

Cash at Beginning of Period	2,262,239	–

Cash at End of Period	$1,621,155	$2,262,239

Supplemental disclosure of cash flow information:

Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:

See accompanying notes to consolidated financial statements

F-39

BE CLIMBING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

AUGUST 31, 2022

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Be Climbing, Inc. (“we”, “us”, “our”, “Be Climbing”, or the “Company”) is a Florida corporation engaged in the development of an indoor rock climbing facility in the Orlando, Florida area. The Company also owns two rental real estate properties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at August 31, 2022.

F-40

Financial Instruments

“Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets.  Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 to 7 years for equipment and 25 years for real-estate owned). Currently the Company has one residential real-estate property that may be depreciated.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. The Company leases office space from an entity that is controlled by the CEO and a Director of the Company.

F-41

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. As of May 31, 2023, the Company did not have any stock-based transactions.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets. At August 31 2022, the Company continues to negotiate a 5 year lease for its climbing center facility with the existing landlord. Once lease terms are finalized, the Company will appropriately recognize and record the appropriate right of use asset and lease liabilities.

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-42

NOTE 3 – REVENUE RECOGNITION

The Company records the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Our operations generate revenues in nine primary manners:

1.	Membership – monthly recurring membership fees typically billed automatically.

2.	Admission – drop-in revenue from non-members.

3.	Pro Shop – miscellaneous merchandise available for purchase (i.e., hats/caps, t-shirts, etc.).

4.	Snack Bar – purchase of snacks, water, drinks, and other consumables.

5.	Rental Gear – rental of equipment necessary for indoor climbing.

6.	Events & Meetings – purchase of time for renting out part of our facility for corporate events, birthday parties, etc.

7.	Youth Programs – group programs for youth groups.

8.	Instruction – provisioning of climbing instruction

9.	Rental Income – monthly rental income from residential property.

NOTE 4 – COMMON STOCK

No common stock transactions occurred during the six months ended August 31, 2023.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require further disclosure:

Change in Control

Effective February 28, 2023, ownership of Company was sold to Tocca Life Holdings, Inc. (“TLIF”), a publicly-traded company. Following this transaction, the Company is a wholly-owned subsidiary of TLIF.

F-43

AIGUILLE ROCK CLIMBING CENTER

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of February 28, 2023	As of August 31, 2022

ASSETS
Current Assets
Cash	$355,434	$409,196
Accounts receivable	78	78
Inventory	6,840	6,840
Pre-paid expenses and other current assets	7,522	7,542
Total Current Assets	369,874	423,656

Property and equipment, net	84,844	84,844

Other Assets
Investments	1,279,782	1,261,535
Goodwill	25,294	25,294
Total Other Assets	1,305,076	1,268,829
TOTAL ASSETS	$1,759,794	$1,795,329

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$9,631	$9,799
Other current liabilities	48,523	35,511
Total Current Liabilities	58,154	45,310

Long Term Liabilities
Long term notes payable	142,464	142,464
Total Long Term Liabilities	142,464	142,464
Total Liabilities	200,618	187,774

Equity (Deficiency)
Capital stock	200	200
Additional paid in capital	260,643	260,643
Accumulated gain (deficit)	1,298,333	1,346,712
Total Equity (Deficit)	1,559,176	1,607,555

Total Liabilities and Equity (Deficit)	$1,759,794	$1,795,329

See accompanying notes to condensed consolidated financial statements

F-44

AIGUILLE ROCK CLIMBING CENTER

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended February 28,
	2023	2022

Revenues
Membership	$187,599	$179,851
Admission	95,945	106,208
ProShop	5,287	6,284
Snackbar	14,379	11,939
Rental Gear	14,963	17,651
Events & Meetings	4,550	2,140
Youth Programs	4,675	8,145
Instruction	1,788	2,746
Other	6,405	4,082
Total Revenues	335,591	339,046

Cost of Revenues
Cost of ProShop	5,443	2,284
Cost of Snackbar	11,304	9,106
Freight	898	248
Total Cost of Revenues	17,645	11,638

Income from Operations	317,946	327,408

Operating Expenses
General and administrative	340,643	334,209
Selling and marketing	3,537	2,629
Total Operating Expenses	344,180	336,838

Profit (Loss) from Operations	(26,234)	(9,430)

Other Income (Expense)
Interest income	3,058	813
Returns and allowances	–	(43)
Interest expense	(156)	(77)
POS posting errors	(318)	(96)
Total Other Income (Expense)	2,584	597

PROFIT FROM OPERATIONS BEFORE INCOME TAXES

Provision for Income Taxes	–	–

NET LOSS	$(23,650)	$(8,833)

See accompanying notes to condensed consolidated financial statements

F-45

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Six Months Ended February 28, 2023 and 2022

	Common Stock		Additional Paid-In	Accumulated Gain	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	(Deficit) ($)	(Deficit) ($)
Balance August 31, 2021	200	200	260,643	1,456,745	1,717,588
Distributions	–	–	–	(34,111)	(34,111)
Net profit (loss)	–	–	–	(8,833)	(8,833)
Balance February 28, 2022	200	200	260,643	1,413,801	1,674,644

	Common Stock		Additional Paid-In	Accumulated Gain	Total Stockholders’ Equity
	Shares	Amount ($)	Capital ($)	(Deficit) ($)	(Deficit) ($)
Balance August 31, 2022	200	200	260,643	1,346,712	1,607,555
Distributions	–	–	–	(24,728)	(24,728)
Net profit (loss)	–	–	–	(23,650)	(23,650)
Balance February 28, 2023	200	200	260,643	1,298,334	1,559,177

See accompanying notes to consolidated financial statements

F-46

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended February 28,
	2023	2022
Cash Flows From Operating Activities:
Net Profit (Loss)	$(23,650)	$(8,833)
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:
Inventory	–	(1,295)
Accounts payable	12,602	28,929
Net Cash Provided by (Used in) Operating Activities	(11,048)	18,801

Cash Flows From Investing Activities:
Long term notes payable	(18,247)	(27,634)
Net Cash Provided by (Used in) Investing Activities	(18,247)	(27,634)

Cash Flows From Financing Activities:
Distributions – related parties	(24,728)	(34,111)
Net Cash Provided by (Used in) Financing Activities	(24,728)	(34,111)

Net Increase (Decrease) in Cash	(54,023)	(42,944)

Cash at Beginning of Period	409,457	538,717

Cash at End of Period	$355,434	$495,773

Supplemental disclosure of cash flow information:

Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:

See accompanying notes to consolidated financial statements

F-47

AIGUILLE ROCK CLIMBING CENTER, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FEBRAURY 28, 2022

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Aiguille Rock Climbing Center, Inc. (“we”, “us”, “our”, “Aiguille”, or the “Company”) is a Florida corporation that operates an indoor rock climbing facility in the Orlando, Florida area.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at August 31, 2022.

F-48

Financial Instruments

“Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 to 7 years for equipment and 25 years for real-estate owned). Currently the Company has one residential real-estate property that may be depreciated.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. The Company leases office space from an entity that is controlled by the CEO and a Director of the Company.

F-49

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. As of February 28, 2023, the Company did not have any stock-based transactions.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets.

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-50

NOTE 3 – REVENUE RECOGNITION

The Company records the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Our operations generate revenues in nine primary manners:

1.	Membership – monthly recurring membership fees typically billed automatically.

2.	Admission – drop-in revenue from non-members.

3.	Pro Shop – miscellaneous merchandise available for purchase (i.e., hats/caps, t-shirts, etc.).

4.	Snack Bar – purchase of snacks, water, drinks, and other consumables.

5.	Rental Gear – rental of equipment necessary for indoor climbing.

6.	Events & Meetings – purchase of time for renting out part of our facility for corporate events, birthday parties, etc.

7.	Youth Programs – group programs for youth groups.

8.	Instruction – provisioning of climbing instruction

9.	Rental Income – monthly rental income from residential property.

NOTE 4 – COMMON STOCK

No common stock transactions occurred during the six months ended February 28, 2023.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require further disclosure:

Change in Control

Effective May 31, 2023, ownership of Company was sold to Tocca Life Holdings, Inc. (“TLIF”), a publicly-traded company. Following this transaction, the Company is a wholly-owned subsidiary of TLIF.

F-51

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED BALANCE SHEETS

	As of August 31,
	2022	2021
ASSETS
Current Assets
Cash	$409,196	$538,526
Accounts receivable	78	78
Inventory	6,840	5,545
Pre-paid expenses and other current assets	7,542	7,472
Total Current Assets	423,656	551,621

Property and equipment, net	84,844	84,514

Other Assets
Investments	1,261,535	1,233,800
Goodwill	25,294	25,294
Total Other Assets	1,268,829	1,259,094
TOTAL ASSETS	$1,795,329	$1,895,229

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$9,799	$10,250
Other current liabilities	35,511	24,927
Total Current Liabilities	45,310	35,177

Long Term Liabilities
Long term notes payable	142,464	142,464
Total Long Term Liabilities	142,464	142,464
Total Liabilities	187,774	177,641

Equity (Deficiency)
Capital stock	200	200
Additional paid in capital	260,643	260,643
Accumulated gain (deficit)	1,346,712	1,456,745
Total Equity (Deficit)	1,607,555	1,717,588

Total Liabilities and Equity (Deficit)	$1,795,329	$1,895,229

See accompanying notes to condensed consolidated financial statements

F-52

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended August 31,
	2022	2021
Revenues
Membership	$368,451	$347,716
Admission	217,667	228,043
ProShop	11,541	18,737
Snackbar	27,750	24,335
Rental Gear	35,469	28,483
Events & Meetings	3,582	–
Youth Programs	12,650	21,488
Instruction	5,259	4,428
Other	11,223	10,896
Total Revenues	693,592	684,126

Cost of Revenues
Cost of ProShop	5,178	12,235
Cost of Snackbar	20,899	17,784
Freight	680	457
Total Cost of Revenues	26,757	30,476

Income from Operations	666,835	653,650

Operating Expenses
General and administrative	652,084	584,160
Selling and marketing	5,782	5,074
Total Operating Expenses	657,866	589,234

Profit from Operations	–	64,416

Other Income (Expense)
Interest income	816	2,479
Returns and allowances	(43)	–
Interest expense	(430)	(12)
POS posting errors	(124)	–
Total Other Income (Expense)	219	2,467

PROFIT FROM OPERATIONS BEFORE INCOME TAXES	9,188	66,883

Provision for Income Taxes	–	–

NET PROFIT	$9,188	$66,883

See accompanying notes to condensed consolidated financial statements

F-53

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Years Ended August 31, 2022 and 2021

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	Gain (deficit) ($)	(Deficit) ($)
Balance August 31, 2020	200	200	260,643	1,435,243	1,696,086
Distributions	–	–	–	(45,381)	(45,381)
Net profit (loss)	–	–	–	66,883	66,883
Balance August 31, 2021	200	200	260,643	1,456,745	1,717,588

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity/
	Shares	Amount ($)	Capital ($)	Gain (deficit) ($)	(Deficit) ($)
Balance August 31, 2021	200	200	260,643	1,456,745	1,717,588
Distributions	–	–	–	(119,221)	(119,221)
Net profit (loss)	–	–	–	9,188	9,188
Balance August 31, 2022	200	200	260,643	1,346,712	1,607,555

See accompanying notes to consolidated financial statements

F-54

AIGUILLE ROCK CLIMBING CENTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Years Ended August 31,
	2022	2021
Cash Flows From Operating Activities:
Net Profit	$9,188	$66,883
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:
Inventory	(1,295)	4,281
Accounts payable	10,133	11,277
Net Cash Provided by (Used in) Operating Activities	18,026	82,441

Cash Flows From Investing Activities:
Long term notes payable	(27,735)	(3,175)
Equipment	(330)	–
Net Cash Provided by (Used in) Investing Activities	(28,065)	(3,175)

Cash Flows From Financing Activities:
PPP round 2 stimulus	–	71,520
Distributions – related parties	(119,221)	(45,381)
Net Cash Provided by (Used in) Financing Activities	(119,221)	26,139

Net Increase (Decrease) in Cash	(129,260)	105,405

Cash at Beginning of Period	538,717	433,312

Cash at End of Period	$409,457	$538,717

Supplemental disclosure of cash flow information:

Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosure of non-cash investing and financing activities:

See accompanying notes to consolidated financial statements

F-55

AIGUILLE ROCK CLIMBING CENTER, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

AUGUST 31, 2022

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Aiguille Rock Climbing Center, Inc. (“we”, “us”, “our”, “Aiguille”, or the “Company”) is a Florida corporation that operates an indoor rock climbing facility in the Orlando, Florida area.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at August 31, 2022.

F-56

Financial Instruments

“Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 to 7 years for equipment and 25 years for real-estate owned). Currently the Company has one residential real-estate property that may be depreciated.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. The Company leases office space from an entity that is controlled by the CEO and a Director of the Company.

F-57

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. As of May 31, 2023, the Company did not have any stock-based transactions.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets.

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

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NOTE 3 – REVENUE RECOGNITION

The Company records the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Our operations generate revenues in nine primary manners:

1.	Membership – monthly recurring membership fees typically billed automatically.

2.	Admission – drop-in revenue from non-members.

3.	Pro Shop – miscellaneous merchandise available for purchase (i.e., hats/caps, t-shirts, etc.).

4.	Snack Bar – purchase of snacks, water, drinks, and other consumables.

5.	Rental Gear – rental of equipment necessary for indoor climbing.

6.	Events & Meetings – purchase of time for renting out part of our facility for corporate events, birthday parties, etc.

7.	Youth Programs – group programs for youth groups.

8.	Instruction – provisioning of climbing instruction

9.	Rental Income – monthly rental income from residential property.

NOTE 4 – COMMON STOCK

No common stock transactions occurred during the six months ended August 31, 2023.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require further disclosure:

Change in Control

Effective May 31, 2023, ownership of Company was sold to Tocca Life Holdings, Inc. (“TLIF”), a publicly-traded company. Following this transaction, the Company is a wholly-owned subsidiary of TLIF.

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TOCCA LIFE HOLDINGS, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements are based on the historical financial statements of Tocca Life Holdings, Inc. (“TLIF”) and Be Climbing, Inc. (“Be Climbing”) after giving effect to TLIF’s acquisition of Be Climbing (the “Acquisition”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The effective date of the Acquisition was February 28, 2023.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet has been derived from the balance sheet of TLIF at August 31, 2022 (unaudited), and adjusts such information to give effect to the acquisition of Be Climbing, as if the acquisition had occurred at August 31, 2022. The unaudited pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at August 31, 2022. The unaudited pro forma balance sheet should be read in conjunction with the notes thereto and Be Climbing’s financial statements and related notes thereto contained elsewhere herein.

	TLIF	Be Climbing	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$5,327	$1,621,155	$–	$1,626,482
Total current assets	5,327	1,621,155	–	1,626,482
Investment in real estate	–	–	–	1,190,883
Total assets	$5,328	$–	$–	$2,817,365
Liabilities	31,867	1,400	–	33,267
Preferred stock	11	–	–	11
Common stock	126,158	3,476,700	–	3,602,858
Additional paid-in capital	65,303	–	–	65,303
Retained earnings (deficit)	(218,012)	(660,820)	–	(878,832)
Total stockholders’ equity (deficit)	(26,540)	2,810,638	–	2,784,098
Total liabilities and stockholders’ equity (deficit)	$5,327	$2,812,038	$–	$2,817,365

See accompanying notes to unaudited pro forma financial statements.

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Unaudited Pro Forma Statements of Operations

Year Ended August 31, 2022

The following pro forma statement of operations has been derived from the statement of operation of TLIF at August 31, 2022, and adjusts such information to give effect to the acquisition of Be Climbing, as if the acquisition had occurred at September 1, 2021. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at September 1, 2021. The pro forma statement of operations should be read in conjunction with Be Climbing’s financial statements and related notes thereto contained elsewhere in this filing.

	TLIF	Be Climbing	Pro Forma Adjustments	Pro Forma
Revenues	$–	$36,600	$–	$36,600
Expenses
Salaries and outside services	125,382	12,770	–	138,152
Selling, general and administrative	16,546	43,835	–	60,381
Total expenses	(141,928)	(56,605)	–	(198,533)
Interest income (expense)	(1,084)	155	–	(929)
Profit (loss) before taxes	(143,012)	(19,850)	–	(162,862)
Income tax expense	–	–	–	–
Net profit (loss)	$(143,012)	$(19,850)	$–	$(162,862)

See accompanying notes to unaudited pro forma financial statements.

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Notes to Unaudited Pro Forma Financial Statements

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of August 31, 2022, and the unaudited pro forma statement of operations for the year ended August 31, 2022, are based on the historical financial statements of TLIF and Be Climbing after giving effect to TLIF’s acquisition of Be Climbing (the “Acquisition”) and the assumptions and adjustments described in the notes herein. No pro forma adjustments were required to conform Be Climbing’s accounting policies to TLIF’s accounting policies.

The unaudited pro forma balance sheet as of August 31, 2022, is presented as if the Acquisition had occurred on August 31, 2022. The unaudited pro forma statement of operations of TLIF and Be Climbing for the year ended August 31, 2022, is presented as if the Acquisition had taken place on September 1, 2021.

The unaudited pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of TLIF that would have been reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of TLIF.

Note 2. Be Climbing Acquisition

Effective February 28, 2023, TLIF entered into a Multi-Party Stock Purchase Agreement (the “Acquisition Agreement”) with the shareholders of Be Climbing, pursuant to which TLIF acquired Be Climbing, a company that is engaged in the development of an indoor rock climbing facility. TLIF has adopted the business plan of Be Climbing as its overall corporate business plan. Pursuant to the Acquisition Agreement, TLIF 50,000,000 warrants to purchase a like number of shares of common stock at an exercise price of $____ per share to the shareholder of Be Climbing, all of which warrants, including the underlying shares of common stock, are considered “restricted securities.”

Acquisition-related expenses, including legal and accounting fees and other external costs directly related to the acquisition, were expensed as incurred.

Note 3. Pro Forma Adjustments

With respect to the unaudited pro form balance sheet, no pro forma adjustments are included. With respect to the unaudited pro forma statements of income, no pro forma adjustments were made.

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